                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                        AMENDMENT NUMBER 5 TO FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                             BLUE RIDGE ENERGY, INC
                 (Name of Small Business Issuer in Its Charter)

           NEVADA                                         61-1306702
  (State of Organization)                   (I.R.S. Employer Identification No.)

      632 ADAMS STREET, SUITE 710, BOWLING GREEN, KY 42101 (270) 842-2421
         (Address and telephone number of principal executive offices)

           Securities registered pursuant to Section 12(b) of the Act:
                                      NONE

           Securities registered pursuant to Section 12(g) of the Act:
                     COMMON STOCK PAR VALUE $.005 PER SHARE.

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                                TABLE OF CONTENTS

                                   FORM 10-SB

                             BLUE RIDGE ENERGY, INC.


                                     PART I

Item 1.  Business                                                             3
Item 2.  Management's Discussion and Financial Analysis                       9
Item 3.  Properties                                                          16
Item 4.  Securities Ownership of Certain Beneficial Owners and               20
             Management
Item 5.  Directors, Executive Officers, Promoters and Control Persons        21
Item 6.  Executive Compensation                                              23
Item 7.  Certain Relationships and Related Transactions                      23
Item 8.  Description of Securities                                           26

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity
             and Other Shareholder Matters                                   29
Item 2.  Legal Proceedings                                                   30
Item 3.  Changes in and Disagreements with Accountants                       30
Item 4.  Recent Sales of Unregistered Securities                             31
Item 5.  Indemnification of Directors and Officers                           35

                                    PART F/S
Index to Financial Statements:                                                36
Audited Financial Statements--December 31, 1999 and 1998                     F-1
Unaudited Condensed Financial Statements-June 30, 2000                      F-26

                                    PART III

Index to Exhibits                                                             37

                                      OTHER

Signatures                                                                    38

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS


                                        2
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BUSINESS DEVELOPMENT

         Blue Ridge Energy, Inc. ("BR Energy"), a Nevada corporation, was organized in November, 1994, as Gem Source, Incorporated ("Gem Source"), and subsequently changed the name of the company to Blue Ridge Energy, Inc. in May 1996. BR Energy has offices at 632 Adams Street, Suite 710, Bowling Green, KY 42101.

         BR Energy's majority stockholder is Blue Ridge Group, Inc. ("BR Group"). BR Group owns approximately 53.9% the Common Stock of BR Energy as of July 31, 2000.

         During March 1996, BR Group, acquired a majority of the common stock of BR Energy with the intent to develop it as an oil and gas exploration and development company. In May 1996, (1) a new Board of Directors and Executive Officers were elected, (2) the name of the company was changed from Gem Source, Incorporated to Blue Ridge Energy, Inc., and (3) the capitalization of BR Energy was restructured. The restructuring included a 1 for 5 reverse stock split of BR Energy's Common Stock effective May 6, 1996, which reduced the total number shares of common stock issued and outstanding to 526,000 shares. Additionally, 5,000,000 shares of BR Energy preferred stock were authorized at that time. Also, in 1996, after the 1 for 5 reverse split, BR Group loaned BR Energy $126,000 and BR Group purchased an additional 1,000,000 shares of BR Energy Common Stock for $50,000 ($0.05 per share) bringing BR Group's total ownership of BR Energy at December 31, 1996 to 1,200,000 shares out of a total of 1,526,600 shares. The $126,000 loan was repaid in March, 1997.

         BR Energy has continued to increase its equity from 1996 through 1999 with a series of four preferred stock private placements described in detail in
Item 8, Description of Securities.

BUSINESS OF THE ISSUER

BUSINESS ACTIVITIES
-------------------

         BR Energy is engaged in the oil and gas business primarily in Texas, Kentucky, New Mexico and West Virginia. BR Energy sponsors oil & gas drilling partnerships through which it raises funds for the drilling of oil and gas wells and participates for a 1% partnership interest as the managing general partner of the partnerships. BR Energy also owns two drilling rigs. These rigs are used to drill oil and gas wells for the sponsored oil and gas drilling partnerships and also other non-affiliated oil and gas companies. The rigs are operated on behalf of BR Energy by an affiliate, BR Group.

         BR Energy also acquires direct working interest participation in oil and gas properties. The working interest participation include exploratory and development wells and include both operated and non-operated working interest participation. These acquisitions are funded by a combination of the profits earned from sponsoring oil and gas drilling programs, the profit earned from contract drilling and from the proceeds of several private offerings of BR Energy preferred stock.

         The sponsored oil and gas drilling partnerships are governed by limited partnership agreements which include provisions regarding capital contributions, allocation of profits and losses, distributions to the partners, and management of the partnership by BR Energy. Partners may be assessed for additional capital requirements of the partnership by BR Energy. Partners failing to contribute their pro rata share of

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the additional capital are subject to a 300% penalty of the amount which the partner failed to contribute. Such penalty may be offset against any distributions otherwise due such partner. Limited partners are not subject to liability beyond their initial capital contributions but failure to contribute may subject them to the 300% penalty. Additional General Partners are subject to the debts and liabilities of the partnership, but if any Additional General Partner is held liable for any loss or liability of the partnership, such party shall be indemnified by the other partners to the extent of their respective interests in the partnership. All of the limited partnership agreements are substantially similar in content to the Home Stake Limited Partnership Agreement which is attached hereto as Exhibit 10:39.

         The turnkey drilling contracts entered into by BR Energy with the sponsored oil and gas drilling partnerships cover the drilling, completing and equipping of the partnership wells. The material provisions of the turnkey drilling contracts include the identification of the specific wells to be drilled, the turnkey price, the depth of the wells to be drilled, the time of payment, the plan for completion of the well, the responsibility of BR Energy for a sound drilling location, and the right of the partnership to direct the stoppage of drilling at any time prior to reaching the contract total depth to be drilled. No turnkey drilling contracts have been terminated. All contracts have been either completed or are in the process of completion.

         During 1999 and 1998, BR Energy had no significant customers or suppliers, other than its major stockholder, BR Group. BR Energy contracts with BR Group to provide turnkey drilling services, management, administrative, accounting and geological services.

         BR Energy intends to maintain an active role in the oil and gas industry as an operator of oil and gas wells, a sponsor of oil and gas drilling programs, a participant in oil and gas programs and as an independent producer of oil and gas.

OIL AND GAS DRILLING PARTNERSHIPS & WELLS DRILLED:
--------------------------------------------------

     As of October 31, 2000 BR Energy had sponsored and participated in the private placement of twelve (12) Limited Partnerships and one (1) General Partnership for total subscriptions of $15,020,000. Through these Partnerships BR Energy participated in the drilling of thirty-nine (39) wells. In addition to the wells associated with sponsored drilling partnerships, BR Energy has also participated with direct working interest in twelve (12) additional wells.

     In total, BR Energy has participated in the drilling of fifty-one (51) wells and the current results are as follows:
                  # OF WELLS        DESCRIPTION:
                  ----------        ------------
                      7             Wells in Progress
                      2             Oil Wells - Producing
                     27             Gas Wells - Producing or capable
                                      of producing
                     10             Wells that have produced in the past but
                                      are now plugged and abandoned
                      5             Dry Holes
                     --
                     51             Total Wells
                     ==

         Properties are considered proved if proven reserves can be assigned to the property. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions. Reservoirs are considered to contain proved reserves if the reserves can be produced economically and such economic production is supported by either actual production or a conclusive formation test. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relative major expenditure is required for recompletion.

         Proved properties are evaluated annually for possible impairment. Impairment is evaluated by comparing the estimated future cash flows of proved reserves to the cost basis of the proved oil and gas properties on a field by field basis. If the sum of the expected future cash flows (undiscounted) is less than the carrying amount of the asset, an impairment loss is recognized.

         BR Energy uses the following assumptions regarding changing production levels and prices to evaluate the estimated future cash flows from proved properties. Initial production rates are based on the current rates for those reservoirs now on production. If a decline trend was established, this trend is used as the basis for estimating future rates. The oil and gas prices used in calculating the expected future cash flows of the Company's proved reserves for purposes of the impairment test calculations are based upon the expected future prices described in Note 1 to the accompanying financial statements.

         During 1998, BR Energy drilled the Home Stake #1 well in Lea County, New Mexico. BR Energy owns a 66.9% working interest in this well. This property accounts for approximately 19% of BR Energy's proved developed reserves as of December 31, 1999. During 1998 the Company evaluated its investment of $392,380 in the Home Stake #1 well. The estimated undiscounted future cash flows using expected prices from the Home Stake #1 well were estimated to be $234,634 as of December 31, 1998. This estimated cash flow was calculated using the expected prices disclosed in note 1 and utilizing revised projected reserve data. Such reserve data was based primarily on the consulting petroleum engineers December 31, 1998 reserve estimate, revised for actual production data obtained in late 1998 and early 1999. The expected future cash flow was discounted at 10% to arrive at a fair value of the property of $142,892. The excess of the carrying value of the asset over the fair value of the property was recorded as an impairment loss in 1998 of $250,000.

         BR Energy has directly participated in the acquisition and development of undeveloped oil and gas leases over the past three years. BR Energy acquired approximately 35,000 acres of undeveloped leasehold interests in 1996 from Target. These leases had an average term of two to three years. Because of the significant decline in oil prices by early 1998, it was not economically feasible to develop the leases. The prices continued to be depressed even into 1999 and the leases eventually expired. Because of the depressed oil prices BR Energy evaluated these interests held and recorded an impairment loss of $77,405 in 1997 and $77,405 in 1998. As of December 31, 1998, December 31, 1999 and June 30, 2000. BR Energy had no cost basis in undeveloped oil and gas leases.

PURCHASE OF DRILLING RIGS AND DRILLING ACTIVITIES
-------------------------------------------------

         During the first half of 1999, BR Energy expanded its activities with the purchase of two Ingersoll Rand drilling rigs and ancillary equipment for approximately $2,100,000. Approximately 50% of these rig and equipment purchases were from BR Group. These purchases were funded by proceeds from BR Energy's Series D Preferred Stock offering and approximately $600,000 in long-term debt to an unaffiliated entity. These rigs are operated and managed by Blue Ridge Group. They are used to drill wells funded by Blue Ridge Energy's private partnerships and also for the contract drilling of wells for non-affiliated entities.

COMPETITION, MARKETS AND REGULATIONS

COMPETITION:
------------

         The oil and gas industry is highly competitive in all its phases. BR Energy encounters strong competition from other independent oil and gas producers. Many of its competitors possess substantially greater financial resources, which they can use to acquire economically desirable oil and gas properties. BR Energy does not consider itself a significant factor in the domestic oil and gas industry nor in that segment of the oil and gas industry located in Kentucky, Texas, New Mexico or West Virginia.

         The price obtainable for oil and gas production from BR Energy properties is affected by market factors beyond the control of the Company. Such factors include the extent of domestic production, the level of imports of foreign oil and gas, the general level of market demand on a regional, national and worldwide basis, domestic and foreign economic conditions that determine levels of industrial production, political events in foreign oil-producing regions, and variations in governmental regulations and tax laws and the imposition of new governmental requirements upon the oil and gas industry. There can be no assurance that oil and gas prices will not decrease in the future, thereby decreasing net revenues from BR Energy properties.

         From time to time, there may exist a surplus of gas or oil supplies, the effect of which may be to reduce the amount of hydrocarbons that BR Energy may produce and sell, while such oversupply exists. In recent years, initial steps have been taken to provide additional gas pipelines from Canada to the United States. If additional Canadian gas is brought to the United States market, it could create downward pressure on United States gas prices.

REGULATIONS:
------------

         ENVIRONMENTAL REGULATION

         The federal government and various state and local governments have adopted laws and regulations regarding the control of contamination of the environment by the oil and gas industry. These laws and regulations may require the acquisition of permits by oil and gas operators before drilling commences, prohibit drilling activities on certain lands lying within wilderness areas or where pollution arises and impose substantial liabilities for pollution resulting from operations, particularly operations near or in onshore and offshore waters or on submerged lands. These laws and regulations may also increase the costs of routine drilling and operation of wells. Because these laws and regulations change frequently, the costs to BR Energy of compliance with existing and future environmental regulations cannot be predicted.

         The Company generates wastes that may be subject to the Federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The U.S. Environmental Protection Agency ("EPA") and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes. Furthermore, certain wastes generated by the Company's operations that are currently exempt from treatment as "hazardous wastes" may in the future be designated as "hazardous wastes," and therefore be subject to more rigorous and costly operating and disposal requirements.



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         The Company currently owns or leases numerous properties that for many years have been used for the exploration and production of oil and natural gas. Although the Company believes that it has utilized good operating and waste disposal practices, prior owners and operators of these properties may not have utilized similar practices, and hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the company or on or under locations where such wastes have been taken for disposal. These properties and the wastes disposed thereon may be subject to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), RCRA and analogous states laws as well as state laws governing the management of oil and natural gas wastes. Under such laws, the company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination.

         CERCLA and similar state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed of or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for release of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

         FEDERAL REGULATION OF NATURAL GAS

         The transportation and sale of natural gas in interstate commerce is heavily regulated by agencies of the federal government. The following discussion is intended only as a summary of the principal statutes, regulations and orders that may affect the production and sale of natural gas from BR Energy properties.

         FERC ORDERS

         Several major regulatory changes have been implemented by the Federal Energy Regulatory Commission ("FERC") from 1985 to the present that affect the economics of natural gas production, transportation and sales. In addition, the FERC continues to promulgate revisions to various aspects of the rules and regulations affecting those segments of the natural gas industry that remain subject to the FERC's jurisdiction. In April 1992, the FERC issued Order No. 636 pertaining to pipeline restructuring. This rule requires interstate pipelines to unbundled transportation and sales services by separately stating the price of each service and by providing customers only the particular service desired, without regard to the source for purchase of the gas. The rule also requires pipelines to (i) provide nondiscriminatory "no-notice" service allowing firm commitment shippers to receive delivery of gas on demand up to certain limits without penalties, (ii) establish a basis for release and reallocation of firm upstream pipeline capacity and (iii) provide non-discriminatory access to capacity by firm transportation shippers on a downstream pipeline. The rule requires interstate pipelines to use a straight fixed variable rate design. The rule imposes these same requirements upon storage facilities.

         FERC Order No. 500 affects the transportation and marketability of natural gas. Traditionally, natural gas has been sold by producers to pipeline companies, which then resell the gas to end-users.

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



FERC Order No. 500 alters this market structure by requiring interstate pipelines that transport gas for others to provide transportation service to producers, distributors and all other shippers of natural gas on a nondiscriminatory, "first-come, first-served" basis ("open access transportation"), so that producers and other shippers can sell natural gas directly to end-users. FERC Order No. 500 contains additional provisions intended to promote greater competition in natural gas markets.

         It is not anticipated that the marketability of and price obtainable for natural gas production from BR Energy's properties will be significantly affected by FERC Order No. 500. Gas produced from BR Energy's properties normally will be sold to intermediaries who have entered into transportation arrangements with pipeline companies. These intermediaries will accumulate gas purchased from a number of producers and sell the gas to end-users through open access pipeline transportation.

         STATE REGULATIONS

         Production of any oil and gas from BR Energy's properties is affected by state regulations. States in which BR Energy operates have statutory provisions regulating the production and sale of oil and gas, including provisions regarding deliverability. Such statutes, and the regulations promulgated in connection therewith, are generally intended to prevent waste of oil and gas and to protect correlative rights to produce oil and gas between owners of a common reservoir. State regulatory authorities also regulate the amount of oil and gas produced by assigning allowable rates of production to each well or proration unit.

         OPERATING HAZARDS AND INSURANCE

         The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to BR Energy due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations.

         In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described above. However, there can be no assurance that any insurance obtained by us will be adequate to cover any losses or liabilities. We cannot predict the continued availability of insurance or the availability of insurance at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect our financial condition and operations.

EMPLOYEES:
----------

         BR Energy has one employee, BR Energy's President and CEO, Mr. Edward
L. Stillie. BR Energy's majority shareholder, Blue Ridge Group, however, has a staff of geologists, petroleum engineers, drilling and accounting personnel who administer the operations of BR Group and BR Energy. As of December 31, 1999 and October 31, 2000, BR Group had approximately sixty (60) and seventy five (75) employees, respectively, of which approximately fifteen (15) are geological and administrative personnel. The remainder are employed in oil and gas drilling and service activities. BR Energy pays a $20,000 per month management fee to BR Group for administrative and overhead

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expenses. This management fee is intended to cover only the expenses attributable to the fifteen (15) geological and administrative personnel which are applicable to BR Energy's operations.

         During 1998 and 1999, management of BR Group conducted an analysis of the time spent by each of the fifteen (15) employees that performed services for BR Energy. Based on these time estimates, the employees' annual compensation was allocated to the applicable entity (Group or Energy) receiving the services. Although the actual services rendered on a month to month basis may vary, depending on many factors, management of BR Energy is of the opinion that the method used is reasonable and the Company receives fair value for these services.

         Annually, management reviews the salary structure of applicable employees and proportional allocations to determine the reasonableness of the amounts and that fair value is received for services rendered. For the year ended December 31, 1999, no material modifications in the management contract or management fee were made as it was determined by management that the amounts charged and the services received were reasonable. Additionally, the Board of Directors will determine on an annual basis, if any of the executive officers of BR Energy are eligible for a performance bonus. During 1998, Robert D. Burr was paid a performance bonus of $25,000. No bonuses were paid in 1999.

ITEM 2. MANAGEMENT'S DISCUSSION AND FINANCIAL ANALYSIS OF FINANCIAL CONDITION

         The following discussion is intended to assist in an understanding of BR Energy's financial position and results of operations for each year of the two year period ended December 31, 1999 and 1998 and for the six month periods ended June 30, 2000 and 1999. The Financial Statements and the notes thereto which follow contain detailed information that should be referred to in conjunction with the following discussion.

FINANCIAL OVERVIEW:
-------------------

         BR Energy is a publicly traded, independent oil and gas company engaged in the drilling, exploration, development and production of oil and gas properties in Texas, Kentucky, West Virginia and New Mexico. BR Energy has participated in fifty-one (51) wells and owns two (2) drilling rigs, which are used to drill oil and gas wells for joint ventures and limited partnerships sponsored by it and for other non-affiliated oil and gas companies.

         Historically, BR Energy has grown through the drilling of oil and gas wells funded by the joint ventures and limited partnerships it has sponsored. While BR Energy will continue to sponsor joint ventures and limited partnerships in the future, it will complement those programs with the expansion of its oil and gas reserves through acquisitions and greater participation in oil and gas properties.

         To accomplish these expanded goals it has recently appointed Ed Stillie as President with a mandate to grow BR Energy through parallel courses of increasing the reserves and production through acquisitions and exploratory programs and expanding our sponsorship of industry and limited partnership drilling programs.




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INCOME STATEMENT REVIEW FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998:
-----------------------------------------------------------------------

         Net income was $153,000 in 1999 compared to $48,000 in 1998. On a per share basis, which takes into account cash dividends paid on preferred stock, BR Energy had a net loss of $0.03 per share in 1999 as compared to a net loss of $0.09 per share in 1998.

         OPERATING REVENUES

         Operating revenues totaled $5,700,000 in 1999; a 185% increase from the $2,000,000 in 1998. Turnkey drilling contract sales included in operating revenues were $4,634,000 in 1999 as compared to $1,743,000 in 1998. Oil and gas sales included in operating revenues were $60,226 for 1999 as compared to $27,501 for 1998. Operating revenues also includes fees earned from the sponsoring of oil and gas drilling partnership in the form of management fees, syndication fees, and other reimbursed costs. These fees included in operating revenues totaled $245,000 in 1999 as compared to $212,000 for 1998. BR Energy also acquired two (2) drilling rigs in 1999 which generated revenues of $792,000 for 1999 versus no such revenues in 1998.

         The increase in operating revenues in 1999 from 1998 was caused by an improved demand for limited partnership interests generated from an increased marketing effort and an improved pricing structure for oil and gas. In the opinion of BR Energy, the sale of oil and gas drilling partnership interests was hampered by low prices for oil and gas during much of 1998.

         Production from BR Energy's oil and gas activities continued to increase in 1999 from 1998 despite the abandonment of eight (8) oil wells for economic reasons. Increased production in 1998 from BR Energy's oil and gas activities was negated by a sharp decline in oil prices in the early portion of 1998 thereby causing oil and gas revenues to remain essentially unchanged from 1997.

         DIRECT OPERATING COSTS

         Direct operating costs totaled $4,300,000 in 1999, a 187% increase from the total of $1,500,000 in 1998. Direct operating costs are the turnkey drilling costs for the drilling, completion, and equipping of oil and gas wells. The increase in these costs for 1999 are a result of increased drilling activity, lease operating expenses and the addition of $709,000 in drilling rig operation costs. The decrease during 1998 was a result of lower oil and gas prices causing a reduction in drilling funds raised during 1998 and correspondingly resulted in reduced turnkey drilling costs.

         OTHER OPERATING EXPENSES

         Other operating expenses increased 96.9% to $1,170,000 in 1999 from $577,000 in 1998 primarily due to the increased marketing costs of BR Energy's Limited Partnerships. Depreciation, depletion and amortization continued increasing to $117,695 in 1999 from $17,978 in 1998. These increases are primarily related to the purchase of drilling rigs and oilfield service equipment in 1999.

         GENERAL AND ADMINISTRATIVE EXPENSES

         General and Administrative costs for 1999 were $353,860 and $166,104 for 1998. Such amounts include a portion of the management fee charged by BR Group; $155,000 for 1999 and $78,000 for 1998. The remainder of the management fee is allocated to cost of sales, amounting to $85,000 in 1999 and $162,000 in 1998. The allocation of the management fee is based on

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

management's estimate of the percentage of costs applicable to each of the categories (i.e. cost of sales or g & a expenses). This is determined by the volume of activity during the year and type of services that are rendered by BR Group.

         The majority of the balance of general and administrative expenses represented legal and accounting fees of $150,058 in 1999 and $57,005 in 1998. The increase in professional fees was due to additional reporting requirement in connection with the filing of a 1934 Act Registration Statement in September, 1999.

         OTHER INCOME (EXPENSE)

         Other income (expense) decreased to $1,669 in 1999 as compared to $95,000 in 1998 as interest income dropped and interest expense increased with the utilization of BR Energy's cash in the acquisition of oil and gas properties and drilling equipment.

         INCOME TAXES

         BR Energy provided for Federal and state income tax expense of $86,000 and $25,000 in 1999 and 1998, respectively. These provisions represent effective tax rates of 35% in each of those years. In 1999 and 1998, BR Energy had tax deductions for intangible drilling costs resulting in tax deductions of $162,000 and $100,000, respectively. These tax deductions were utilized, whenever possible, in order to reduce the cash impact of the income taxes.

         A valuation allowance for BR Energy's deferred tax asset of $35,442 in 1998 (see note 8 to the accompanying audited financial statements) was not provided due to existing taxable temporary differences sufficient to offset the net operating loss \("NOL"\) carryforward. At December 31, 1999 the Company had $35,000 of its NOL remaining to reduce its future taxable net income.

INCOME STATEMENT REVIEW FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999:
------------------------------------------------------------------------

     The Company's net income decreased to $183,000 during the first half of 2000 as compared to $310,000 for the same period in 1999, Earnings per common share, which take into account cash dividends paid on preferred stock decreased to $(0.00) per share during the second quarter of 2000 as compared to $0.03 during the same period in 1999.

         OPERATING REVENUES

     Operating revenues totaled $2,500,000 during the six months ended June 30, 2000 as compared to the $3,400,000 recorded during the six months ended June 30, 1999. This decrease was primarily related to a decreased activity level in the Company=s sponsorship of Limited Partnerships for the drilling and development of oil and gas properties during 2000.

         DIRECT OPERATING COSTS

     Direct operating costs totaled $1,800,000 during the six months ended June 30, 2000, as compared to the $2,700,000 experienced during the same period in 1999. The changes in direct operating costs were primarily a result of the decreased activity level in sponsoring Limited Partnerships previously discussed.


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

         OTHER OPERATING EXPENSES

     Marketing expenses decreased to $4,000 during the first half of 2000 from the $181,000 experienced during this period in 1999 due to the decreased activity in sponsoring Limited Partnerships previously discussed. General and Administrative expenses increased 299% to $307,000 during the first half of 2000 as compared to $78,000 during the same period in 1999, primarily as a result of Mr. Stillie's employment by the Company as well as legal and accounting fees related to SEC reporting requirements and registration statements.

         OTHER INCOME (EXPENSE)

     Other Income (Expense) decreased 238% to $(22,000) in the first half of 2000 from $16,000 due to reductions in interest income as funds were utilized for the purchase of two drilling rigs and development of oil and gas properties.

INCOME STATEMENT REVIEW FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 1999:
--------------------------------------------------------------------------

         The Company's net income increased to $83,000 The Company's net income increased to $83,000 during the second quarter of 2000 as compared to $78,000 for the same period in 1999. Earnings per common share, which take into account cash dividends paid on preferred stock remained $(0.00) per share during the second quarter of 2000 as compared to $(0.00) during the same period in 1999.

         OPERATING REVENUES

         Operating revenues totaled $1,200,000 during the three months ended June 30, 2000 as compared to the $1,300,000 recorded during the three months ended June 30, 1999, This decrease was primarily related to a decreased activity level in the Company's sponsorship of Limited Partnerships for the drilling and development of oil and gas properties during 2000.

         DIRECT OPERATING COSTS

         Direct operating costs totaled $851,000 during the three months ended June 30, 2000, as compared to the $1,044,000 experienced during the same period in 1999. The changes in direct operating costs were primarily a result of increased efficiencies in the operation of the Company's drilling rigs and decreased drilling activity from sponsored limited partnerships resulting in lower operating costs.

         OTHER OPERATING EXPENSES

         Marketing expenses decreased to $4,000 during the second quarter of 2000 from the $56,000 experienced during this period in 1999 due to the decreased activity in sponsoring Limited Partnerships previously discussed. General and Administrative expenses increased 204% to $170,000 during the second quarter of 2000 as compared to $56,000 during the same period in 1999, primarily as a result of Mr. Stillie's employment by the Company as well as legal and accounting fees related to SEC reporting requirements and registration statements.

         OTHER INCOME (EXPENSE)

         Other Income (Expense) increased 63% to $(13,000) in the second quarter of 2000 from

$(8,000) due to reductions in interest income as funds were utilized for the purchase of two drilling rigs and development of oil and gas properties

BALANCE SHEET REVIEW FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------

         ASSETS:

         BR Energy's current assets decreased 50% to $1,200,000 at the end of 1999 from $2,400,000 at the end of 1998. The decrease in 1999 was caused by the purchase of oil and gas properties and drilling equipment. These purchases were the primary cause of a 57% decrease in advances to BR Group of $627,000 at the end of 1999 as compared to $1,468,000 at the end of 1998. These interest bearing, unsecured advances were made to BR Group in order to facilitate; (1) the acquisition and development of oil and gas properties in the Appalachian Basin, (2) to purchase a Ingersoll Rand TR-4 drilling rig and ancillary equipment and (3) improved interest income from available funds. Such advances were paid in full by June of 1999 and the balances at December 31, 1999 represent short term advances incurred in normal daily business as properties are developed. BR Energy's property purchases were the primary cause of the 72% decrease in cash to $131,000 and the increase in daily operations were the cause of the 18% increase in accounts receivable from managed limited partnerships, trade and other accounts receivable at the end of 1999 as compared to the end of 1998.

         Property and equipment increased 488% to $3,178,000 at the end of 1999 as compared to $540,000 at the end of 1998 due to the property and equipment acquisitions previously discussed.

         Other assets decreased 92% to $10,000 at the end of 1999 from $150,000 at the end of 1998 primarily as a result of the application of deposits made for the purchase of the drilling rigs and ancillary equipment previously mentioned.

         LIABILITIES:

         BR Energy's current liabilities decreased 66% to $201,000 at year-end 1999 from $590,000 at the end of 1998 as a result of BR Energy's fulfilling its turnkey drilling commitments during normal operations and the payment various short term promissory notes to limited partner investors.

         BR Energy adopted provisions of the Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (required for fiscal years beginning after December 15,1992) which requires the use of the "liability" method under which deferred tax assets and liabilities are recognized for their estimated future tax consequences. The tax effect of significant temporary differences representing the net deferred tax liability was $150,000 and $64,000 at December 31, 1999 and December 31, 1998, respectively. For further information regarding income taxes, see Note 8 of the Financial Statements.

         During 1999, BR Energy entered into various long-term notes payable, secured by drilling equipment, in order to purchase drilling equipment. The balance due under these notes at December 31, 1999 is approximately $529,000.

         STOCKHOLDERS' EQUITY:

         Total capital invested in BR Energy for Common and Preferred Stock increased 45% to $4,200,000 at year-end 1999 from $2,900,000 at the end of 1998 as a result of the purchases of

369,250 shares of Series D. Preferred Stock by investors as previously discussed. Approximately 667,970 shares of Preferred Stock were converted into 1,038,194 shares of Common Stock during 1999 and 1998. BR Energy's majority shareholder, BR Group exercised options to purchase 2,800,000 shares of Common Stock in 1998. For further information regarding the capital structure of BR Energy, see Note 10 of the Financial Statements.

         Despite recording net income of $153,000, BR Energy's retained earnings declined 33% to an accumulated deficit of $648,000 at December 31, 1999 from an accumulated deficit of $488,000 at December 31, 1998 as the result of the payment of cash dividends totaling $313,000 to BR Energy's Preferred Shareholders during the year, 1999.

BALANCE SHEET REVIEW FOR THE SIX MONTHS ENDED JUNE 30, 2000:
------------------------------------------------------------

         ASSETS:

         BR Energy's current assets decreased 30% to $837,000 at June 30, 2000 as compared to $1,200,000 at December 31, 1999 primarily due to the utilization of Advances to Affiliates in purchasing and developing oil and gas properties. BR Energy's operations were the primary source of the fluctuations in accounts receivable and in cash. Property and equipment increased 16% to $3,700,000 at June 30, 2000 as compared to $3,200,000 at December 31, 1999 due to the purchase and development of oil and gas properties as previously discussed.

         LIABILITIES:

         BR Energy's current liabilities increased 6% to $214,000at June 30, 2000 from $201,000 at December 31, 1999 as a result of normal fluctuations caused by ongoing operations. BR Energy has reduced its long term debt 16% to $445,000 at June 30, 2000 from $529,000 at December 31, 1999 as result of fulfilling its normal payment obligations.

         Effective January 1, 1996, BR Energy adopted provisions of the Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which requires the use of the "liability method" under which deferred tax assets and liabilities are recognized for their estimated future tax consequences. At June 30, 2000 and December 31, 1999 BR Energy had recognized deferred income tax liabilities of $239,000 and $150,000, respectively as a result of this methodology.

         STOCKHOLDERS' EQUITY:

         Total capital invested in BR Energy for Common and Preferred Stock increased 6% to $3,800,000 at June 30, 2000 from $3,600,000 at December 31,
1999, primarily as a result of the sales of Series D Preferred Stock early in the first quarter of 2000. Despite recording net income of $183,000, BR Energy's retained earnings declined $18,000 to an accumulated deficit of $666,000 at June 30, 2000 from an accumulated deficit of $648,000 at December 31, 1999 as the result of payment of approximately $200,000 of cash dividends to BR Energy's Preferred Shareholders during the first half of 2000.

CAPITAL RESOURCES AND LIQUIDITY FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998:
-------------------------------------------------------------------------------

         BR Energy's current ratio (current assets / current liabilities) was
5.82 to 1 as of December 31, 1999 and 4.05 to 1 as of December 31, 1998. Such calculations include the accounts receivable from managed oil and gas drilling partnerships ($337,000 in 1999 and $316,000 in 1998) and advances to related parties ($627,000 in 1999 and $1,467,000 in 1998). The change in the current ratio from 1999 to 1998 was due primarily to the use of cash and advances to affiliates in the acquisition of oil and gas properties and drilling equipment.

         BR Energy's primary source of cash in 1999 was derived from turnkey profits related to privately sponsored oil and gas limited partnerships, the sale of Preferred Stock, profits from drilling rig operations and the sale of oil and gas. Without these sources of cash BR Energy would not have adequate sources of cash for its operations. While BR Energy expects that its sources of cash will not significantly change in 2000, it will be increasing its emphasis on drilling and developing oil and gas properties in order to increase its revenue from oil and gas production.

         During the two years ended December 31, 1999 and December 31, 1998, BR Energy has relied upon net inflows of cash from the sale of equity securities, supplemented by net inflows of cash generated by its operating activities to fund the purchase of assets and its expansion. Generally speaking, management intends to fund further growth with privately sponsored oil and gas partnerships and improved cash flows from operations.

         As of December 31, 1999, BR Energy had sufficient cash to satisfy its operating needs for a period of ninety (90) days or longer, considering the funds previously advanced to Blue Ridge Group as of December 31, 1999 of $627,304. BR Energy plans to continue funding its operating needs by sponsoring 3 to 5 oil and gas drilling programs a year.

CAPITAL RESOURCES AND LIQUIDITY FOR THE SIX MONTHS ENDED JUNE 30, 2000:
-----------------------------------------------------------------------

     As a result of BR Energy's equity transactions and increased operating functions, at June 30, 2000 the current ratio was 3.90 to 1, a decrease of 33% from 5.82 to 1 at December 31, 1999. This change in the current ratio was primarily due to the utilization of Advances to Affiliates in the acquisition and development of oil and gas properties.

     BR Energy's primary source of cash in 1999 and 2000 was derived from turnkey profits related to privately sponsored oil and gas limited partnerships, the sale of Preferred Stock, profits from drilling rig operations and the sale of oil and gas. Without these sources of cash, BR Energy would not have adequate sources of cash for its operations. While BR Energy expects that its sources of cash will not significantly change for the remainder of 2000, BR Energy will be increasing its emphasis on drilling and developing oil and gas properties in order to increase its revenue from oil and gas production.

     As of June 30, 2000, BR Energy had sufficient cash to satisfy its operating needs for a period of ninety (90) days or longer, considering the accounts receivable from its managed limited partnerships. BR Energy plans to continue funding its operating needs by sponsoring limited partnership oil and gas drilling programs.

ITEM 3.  PROPERTIES

         As of October 31, 2000, BR Energy has participated, either directly or indirectly through its sponsored limited partnerships, in 51 wells, of which 29 are presently productive and 7 are in progress. These wells are located in Kentucky, Texas, West Virginia and New Mexico. In 1999, BR Energy participated in 20 wells: 18 wells in Kentucky and 2 wells in Texas; only one well was commercially non-productive. During the first three quarters of 2000, BR Energy participated in 15 wells: 8 wells in Kentucky, 6 wells in West Virginia and 1 well in Texas.

         The following table summarizes BR Energy's reserves and gross and net interests in oil and gas wells as of October 31, 2000. Productive wells are producing wells and wells capable of production, including gas wells awaiting pipeline connections and oil wells awaiting connection to production facilities. Wells that are completed in more than one producing horizon are counted as one well.

                                     OCTOBER 31, 2000
                           ---------------------------------------         DECEMBER 31, 1999
                           GROSS WELLS              NET WELLS                  RESERVES
                           -----------         -------------------        -------------------
GEOGRAPHIC AREA        OIL          GAS         OIL           GAS           OIL          GAS
                      -----        ------      -----         -----         ------       -----
                      (BBLS)       (MCF)       (BBLS)        (MCF)         (BBLS)       (MCF)

New Mexico             1.00         0.00        0.67         0.00          17,963       18,000
Texas (1)              1.00         3.00        1.00         1.11           3,611       69,000
Kentucky               0.00        18.00        0.00         4.87               0      457,589
West Virginia (1)      0.00         6.00        0.00         0.43               0            0
                       ----        -----        ----         ----          ------      -------
          Totals       2.00        27.00        1.67         6.41          21,574      544,589
                       ====        =====        ====         ====          ======      =======

         (1) The 6 West Virginia wells and 1 Texas well were determined to be productive in 2000. No reserves will be assigned to these wells until the annual reserve evaluation at December 31, 2000 is completed.

KEY PROPERTIES:
---------------

         The working interest owned by BR Energy either directly or indirectly through the oil and gas partnerships is owned jointly with other working interest partners and is subject to various royalty and overriding royalty interests which generally range in total to between 20%-30% on each property. Management does not believe any of these burdens materially detract from the value of the properties or materially interfere with their use.

         The following are the primary properties held by BR Energy as of October 31, 2000:

         Lawrence County, Kentucky: During the second quarter of 2000, BR Energy committed to the acquisition and development of undeveloped and non-producing oil and gas leases consisting of a 50% Working Interest in 11 wells to be drilled in the Boon's Camp Prospect and a 50% Working Interest in 11 wells to be drilled in the Contrary Creek Prospect in Lawrence County, Kentucky. Drilling in the Boon's Camp Prospect will begin during the third quarter of 2000 and drilling of the Contrary Creek Prospect is scheduled to begin during the fourth quarter of 2000.

         Logan County, West Virginia: During the second quarter of 2000, BR Energy committed to the acquisition and development of undeveloped and non-producing oil and gas leases consisting of a 50% Working Interest in 5 wells to be drilled in the McDonald Prospect in Logan County, West Virginia. Drilling in this prospect is scheduled to begin during the fourth quarter of 2000.

         Tyler County, Texas: During the second quarter of 2000, BR Energy committed to the acquisition and development of undeveloped and non-producing oil and gas leases consisting of a 40% Working Interest in 2 wells to be drilled in the West Pebble Island Prospect in Tyler County, Texas. Drilling in this prospect is scheduled to begin during the fourth quarter of 2000.


         SHELBY COUNTY, TEXAS: At the end of 1999, BR Energy acquired an interest in one (1) development well in Shelby County, Texas which was drilled and completed and began production during the third quarter of 2000.

         MINGO AND WYOMING COUNTIES, WEST VIRGINIA: At the end of 1999, BR Energy acquired an interest in five (5) development wells in Mingo and Wyoming Counties, West Virginia. Drilling activities on this program began in December, 1999. During the first quarter of 2000, BR Energy acquired an interest in a sixth well and has commenced drilling activities on all of the six wells. All of the wells have been drilled, completed and are presently producing gas.

         MACK PIERCE #1: During 1999, BR Energy acquired an interest in the Mack Pierce #1 well in Wharton County, Texas and began drilling in December, 1999. This well was determined commercially productive and completed in the second quarter of 2000. Initial production was 411MCFG/D but water broke 4 days later. A recompletion attempt has failed and management decided to plug and abandon the well in October, 2000. BR Energy owns 18.67% of the Working Interest in the Mack Pierce #1 which is a 14.00% Net Revenue Interest. Since the well had not been completely drilled and evaluated as of December 31, 1999, no reserves attributable to this well were included in BR Energy's year end reserve valuations.

         HARLAN / BIG SANDY PROSPECTS: Since December 31, 1998, BR Energy has embarked on an Appalachian Basin development well drilling program in Bell, Knox and Harlan counties of Kentucky. As of June 30, 2000, eighteen (18) wells have been drilled. Of the eighteen (18), ten (10) are currently in production and selling gas, three (3) wells are currently shut-in, four (4) wells are ready to perforate and (1) well was a dry hole. These wells account for 68% of the total value of BR Energy's reserves as of December 31, 1999 with no single well being a majority of the reserve value attributed thereto. BR Energy owns varying Working Interests in these wells ranging from 10.5% to 30.25% of the working Interest with Net Revenue Interests ranging from 7.875% to 22.69% in each well.

         HOME STAKE #1: The Home Stake #1 oil well is a development well located in Lea County, New Mexico and accounts for 19% of the total value of BR Energy's reserves as of December 31, 1999. BR Energy owns 66.9% of the Working Interest in the Home Stake #1 which is a 50.2% Net Revenue Interest.

         KEEGAN GIBSON #1: The Keegan Gibson #1 oil well is a development well located in Smith, County, Texas and accounts for 3% of the total value of BR Energy's reserves as of December 31, 1999. In December of 1999 BR Energy increased its ownership in this well to 100% of the Working Interest which is a 75% Net Revenue Interest.

         AMEND #1: The Amend #1 well is a development well located in Sherman County, Texas and accounts for 4% of the total value of BR Energy's reserves as of December 31, 1999. In December of 1999, BR Energy purchased 100% of the Working Interest which is a 75% Net Revenue Interest in this well.

         DRILLING RIGS: During 1999, BR Energy acquired two drilling rigs and ancillary equipment. Rig #4 is a 1999 Ingersoll Rand RD-20 which is capable of drilling 5,000 feet and Rig #2 which is an Ingersoll Rand TR-4 acquired from BR Group is capable of drilling 3,000 feet. The drilling rigs are managed by BR Group on behalf of BR Energy and are used to drill wells for oil and gas partnerships sponsored by BR Energy as well as on a contract basis for other third parties.


TITLE TO PROPERTIES:
--------------------

         In the normal course of business, the operator of each lease has the responsibility of examining the title on behalf of all working interest partners. Title to substantially all significant producing properties of BR Energy has been examined by various attorneys. The properties are subject to royalty, overriding royalty and other interests customary in the industry.

         The working interest owned by BR Energy either directly or indirectly through the oil and gas partnerships is owned jointly with other working interest partners and is subject to various royalty and overriding royalty interest which generally range in total between 20% - 30% on each property. Management does no believe any of these burdens materially detract from the value of the properties or materially interfere with their use.

PRODUCTION & SALES PRICES:
--------------------------

         The following table summarizes the sales volumes of BR Energy's net oil and gas production expressed in barrels of oil. Equivalent barrels of oil are obtained by converting gas to oil on the basis of their relative energy content; Six thousand cubic feet of gas equals one barrel of oil.

                                          NET PRODUCTION     NET PRODUCTION
                                           FOR THE YEAR       FOR THE YEAR
                                              12/31/99          12/31/98
                                      --------------------  -------------------
Net Volumes (Equivalent Barrel)                 3,238              2,051
Average Sales Price per
         Equivalent Barrel                     $18.60             $13.41
Average Production Cost
         per Equivalent Barrel
         (includes production taxes)           $ 5.48             $13.27

         The Average Production Costs per Equivalent Barrel represents the Lease Operating Expenses divided by the Net Volumes in equivalent barrels. Lease Operating Expenses includes normal operating costs such as pumper fees, operator overhead fees, electric costs, pump repair costs, chemicals, pulling unit costs, production taxes, etc. The 1998 amount of $13.27 included significant work over costs (pulling units and pump repairs) related to the Blue Ridge Energy Production Fund Wells. These wells were abandoned in 1999 and no further production costs were incurred related to these 8 wells. Whereas, in 1999, the nine wells were abandoned and the Company drilled eighteen new wells in Kentucky with a much lower operating cost/equivalent barrel which reduced the average production costs/equivalent barrel, in 1999, to $5.48.

NET PROVED OIL AND GAS RESERVES:
--------------------------------

         Presented below are the estimates of BR Energy's proved reserves as of December 31, 1999 and 1998. All of BR Energy's proved reserves are located in the United States.

                                     DECEMBER 31, 1999         DECEMBER 31, 1998
                                                NATURAL                  NATURAL
                                     OIL          GAS         OIL          GAS
                                   --------     -------     -------      -------
                                    (BBLS)       (MCF)       (BBLS)       (MCF)

Proved developed reserves:
Balance at beginning of year         34,959      30,850       2,236           0
Extensions, discoveries
         and other additions           --       303,843      20,989      22,000
Revisions of previous estimates     (14,397)    (12,850)       --          --
Purchases of minerals in place        3,564     226,861      13,452      10,850
Production                           (2,552)     (4,115)     (1,718)     (2,000)
                                   --------    --------    --------    --------
Balance at end of year               21,574     544,589      34,959      30,850
                                   ========    ========    ========    ========

         BBLS - Barrels of Oil                MCF - Thousand cubic feet of gas

         In estimating the oil and natural gas reserves, BR Energy, in accordance with criteria prescribed by the Securities and Exchange Commission, has used prices received as of December 31, 1998 and 1999 without escalation, except in those instances where fixed and determinable gas price escalations are covered by contracts, limited to the price BR Energy reasonably expects to receive.

         Future prices received for the sale of BR Energy's product may be higher or lower than the prices used in the evaluation described above; the operating costs relating to such production may also increase or decrease from existing levels. The estimates presented above are in accordance with rules adopted by the SEC.

DRILLING ACTIVITIES:
--------------------

         The following table discloses the drilling activities of BR Energy during 1998, 1999 and the nine months ended September 30. During 1998, BR Energy contracted with its affiliate, BR Group, to drill the three gas wells and contracted with third parties to drill the two oil wells. During 1999 and 2000, BR Energy contracted with BR Group to utilize the two drilling rigs BR Energy had purchased in 1999 to drill oil and gas wells for its sponsored limited partnerships and third parties as well as conducting the drilling operations for the eighteen gas wells drilled by BR Energy in 1999.

                                   OIL WELLS                 GAS WELLS
                          ----------------------        ---------------------
                          2000     1999     1998        2000     1999     1998
                          ----     ----     ----        ----     ----     ----
Exploratory Wells          --       --       --          --       --       --
Development Wells          --       --        2           9       18        3
                          ----     ----     ----        ----     ----     ----
     Total Wells           --       --        2           9       18        3

ITEM 4. SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:
---------------------------------------------------------------

         The table below sets forth each stockholder who is know to BR Energy to be the beneficial owner of more than 5% of the common stock of BR Energy at October 31, 2000.

TITLE                           NAME AND ADDRESS              AMOUNT AND NATURE              PERCENT
CLASS                          OF BENEFICIAL OWNER            OF BENEFICIAL OWNER            OF CLASS
                           -------------------------------------------------------------------------------
INDIRECT OWNERSHIP:
Common                     Robert D. Burr                              7,126,893 (1)              70.8%
                           632 Adams Street, Suite 710
                           Bowling Green, KY 42101

Common                     Russell L. Vera                             1,602,103 (2)              15.9%
                           632 Adams Street, Suite 110
                           Bowling Green, KY 42101

DIRECT OWNERSHIP:
Common                     Blue Ridge Group, Inc.                      7,126,893 (3)              70.8%
                           632 Adams Street, Suite 700
                           Bowling Green, KY 42101

(1) By virtue of his position as Chairman of the Board of BR Group, Mr. Burr may be deemed to have beneficial ownership of the 7,126,893 shares of BR Energy beneficially owned by BR Group. Mr. Burr disclaims beneficial ownership of these shares. In addition, Mr. Burr's beneficial ownership is attributable to his ownership of 22.5% of BR Group which owns 70.8% of BR Energy. This table assumes the warrants held by BR Group to purchase 4,000,000 shares of BR Energy at $0.05 per share have been exercised. Said warrants expire March 31, 2003.
(2) Mr. Vera's beneficial ownership is attributable to his ownership of 22.5% of BR Group which owns 70.8% of BR Energy. This table assumes the warrants held by BR Group to purchase 4,000,000 shares of BR Energy at $0.05 per share have been exercised. Said warrants expire March 31,2003.
(3) BR Group's beneficial ownership is attributable to its direct ownership of 3,126,893 shares of common stock and warrants to purchase 4,000,000 shares at $0.05. Said warrants expire March 31, 2003.

(4) Mr. Burr and Mr. Vera (Mr. Burr's son-in-law) have disclaimed beneficial interest in each others respective shares.

The table below sets forth the beneficial stock ownership of all directors and officers of BR Energy as of October 31, 2000.

TITLE                 NAME AND ADDRESS                    AMOUNT AND NATURE            PERCENT
CLASS             OF BENEFICIAL OWNER                     OF BENEFICIAL OWNER          OF CLASS
-------           -------------------                     --------------------         --------

Common            Robert D. Burr                              7,126,893 (1)              70.8%
                  632 Adams Street, Suite 710
                  Bowling Green, KY 42101

Common            All Directors and Officers as a group       7,126,893                  70.8%
                  Robert D. Burr. Edward L. Stillie,
                  James T. Cook, Jr., Gregory B. Shea,
                  Russell L. Vera and Harry J. Peters

1. By virtue of his position as Chairman of the Board of BR Group, Mr. Burr may be deemed to have beneficial ownership of the 7,126,893 shares of BR Energy beneficially owned by BR Group. Mr. Burr disclaims beneficial ownership of these shares. In addition, Mr. Burr's beneficial ownership is attributable to his ownership of 22.5% of BR Group which owns 70.8% of BR Energy. This table assumes the warrants held by BR Group to purchase 4,000,000 shares of BR Energy at $0.05 per share have been exercised. Said warrants expire March 31, 2003.

         This table assumes the warrants held by BR Group to purchase an additional 4,000,000 shares of BR Energy Common Stock at $0.05 a share have been exercised. Said warrants expire on March 31, 2003.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Set forth below is certain information as of October 31, 2000 regarding the directors and executive officers of BR Energy. With the exception of BR Energy's President & CEO, Mr. Edward L. Stillie, these individuals are not employed directly by BR Energy. Their compensation is included under a management agreement with BR Group as more fully discussed on page 5.

                        DIRECTORS AND EXECUTIVE OFFICERS

      NAME            AGE      POSITION(S) WITH BR ENERGY
-----------------    -----     --------------------------

Robert D. Burr         54      Chairman of the Board of BR Energy
Edward L. Stillie      55      Director of BR Energy, President and Chief Executive Officer
James T. Cook Jr.      48      Director of BR Energy, Senior Vice President-Finance,
                               Secretary and Treasurer
Harry J. Peters        56      Director of BR Energy, Senior Vice President-Acquisitions
Gregory B. Shea        38      Director of BR Energy; Senior Vice President-Operations
Russell L. Vera        38      Director of BR Energy; Senior Vice President-Exploration
                               and Development

ROBERT D. BURR, age 54, Bowling Green, Kentucky, has been Chairman of the Board of BR Energy since May, 1996. He served as President and Chief Executive Officer from May, 1996 until March 1, 2000. A native of Port Arthur, Texas, Mr. Burr attended McNeese State College, Lake Charles, Louisiana. He has been active for over 25 years in the oil and gas business with a myriad of companies. He has also been the Chairman of the Board, President and Chief Executive Officer of BR Group, since August 1993. Mr. Burr became the brother-in-law of Mr Cook in 1997 and is the father-in-law of Mr. Vera and Mr. Shea.

EDWARD L. STILLIE, age 55, Bowling Green, Kentucky. Mr. Stillie joined BR Energy on March 1, 2000 as President and Chief Executive Officer and became a Director on April 10, 2000. For the past 20 years he has been a senior executive with several nationally prominent companies. Most recently, he was National Marketing Director and Senior Vice President for Houston-based Swift Energy Company from October 30, 1994 to March 1, 2000. He holds a Bachelor of Science in Business and Public Administration from the University of Maryland and a Masters Degree in Business Administration from the University of Central Michigan..

JAMES T. COOK, JR., age 48, Bowling Green, Kentucky, has been Sr. Vice President, Finance and a Director of BR Energy since May 1996. Mr. Cook also serves as Secretary and Treasurer of BR Energy. He is an accountant by training, and a graduate of Stephen F. Austin State University, Nacogdoches, Texas. From 1983 to 1989, he was Vice President, Finance and Treasurer of the Shanley Corp., Dallas, Texas, a publicly owned oil and gas exploration company. From 1990 through 1994, he served in various financial capacities for a group of Florida based companies with interests in Caribbean resorts and stores. Since June 1, 1995, he has been a Director and the Vice-President - Finance and Chief Financial Officer of BR Group. In 1997, Mr. Cook became the brother-in-law of Mr. Burr.

HARRY J. PETERS, age 56, Bowling Green, Kentucky. Mr. Peters joined BR Energy as Sr. Vice President-Sales and Marketing from April, 2000 to July, 2000 and has served as a Director since April, 2000.. A native of New York, he has over 30 years of experience in sales and marketing both domestic and international. Over the years, he has developed close working relationships with investment bankers, institutional investors, and securities dealers while directing market financing of reserve purchases, and raising drilling risk capital and venture capital for wells in Texas, Kentucky, Oklahoma, Louisiana, Colorado, West Virginia and Utah. Mr. Peters has been a Director and Sr. Vice President-Sales and Marketing of BR Group since April of 1999. He is a graduate of St. Michaels College in Santa Fe, New Mexico.

GREGORY B. SHEA, age 38, Bowling Green, Kentucky, has been a Director and Senior Vice President-Operations of BR Energy since August, 1999. Since that time, Mr. Shea has managed BR Group's Kentucky drilling and field operations. Mr. Shea has been President of Blue Ridge Builders, Inc. a residential/commercial builder in Bowling Green, Kentucky and a majority-owned subsidiary of BR Group since November 1994 and he was elected a Director of BR Group in February, 1995. He is a native of Plano, Texas. Between 1981 and 1986, he attended the University of North Texas. Mr. Shea is a son-in-law of Mr. Burr.

RUSSELL L. VERA, age 38, Bowling Green, Kentucky, became a Director and Sr. Vice President-Exploration and Development on April 10, 2000. A native of Gonzales, Texas, Mr. Vera attended the University of Houston for four years as a graphic arts major. and he was President of Fortune Exploration, Inc., Irving, Texas, an independent oil and gas producer, from 1989 until 1992, and President of Oak Ridge Exploration, Inc., Shreveport, Louisiana, in 1992. He has served as President of Fortune Exploration of Kentucky, Inc. since 1992. Mr. Vera is a son-in-law of Mr. Burr.

ITEM 6. EXECUTIVE COMPENSATION:

         The following compensation was paid directly to the executives of BR Energy during the years ended December 31, 1999 and 1998:

NAME AND
PRINCIPAL
POSITION    YEAR        ANNUAL COMPENSATION                            LONG-TERM COMPENSATION
                              ALL OTHER
                                                                       AWARDS               PAYOUTS
                                      COMPENSATION

                   SALARY     BONUS   OTHER ANNUAL  RESTRICTED    SECURITIES        LTIP       ($)
                    ($)        ($)    COMPENSATION  STOCK AWARDS  UNDERLYING       PAYOUTS
                                          ($)           ($)       OPTIONS/SAR'S      ($)

Robert D    1999   $     0   $     0     $     0      $     0      $     0         $     0   $     0
 Burr       1998   $     0   $25,000     $     0      $     0      $     0         $     0   $     0
James T     1999   $     0   $     0     $     0      $     0      $     0         $     0   $     0
 Cook, Jr   1998   $     0   $     0     $     0      $     0      $     0         $     0   $     0
Gregory B   1999   $     0   $     0           $      $     0      $     0         $     0   $     0
  Shea      1998   $     0   $     0     $     0      $     0      $     0         $     0   $     0

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BR Group owns approximately 51.5% of the Common Stock of BR Energy as of October 31, 2000. BR Energy has entered into several transactions with BR Group as follows.

STOCK TRANSACTIONS:
-------------------

         In March 1996, BR Group acquired 1,000,000 shares of BR Energy's common stock from BR Energy for $0.10 a share, or $100,000. In June 1996, after a one to five share reverse stock split BR Group acquired another 1,000,000 shares of common stock from BR Energy for $0.05 per share, or $50,000 and warrants to purchase an additional 2,000,000 shares of common stock at $0.05 per share. During February 1998 BR Energy granted warrants to BR Group to purchase an additional 5,000,000 shares of restricted common stock at $0.05 per share.

         In June 1997, BR Group exercised warrants to purchase 200,000 restricted shares of BR Energy's common stock. In June 1998, BR Group exercised warrants to purchase 2,800,000 restricted shares of BR Energy's common stock. As of July 31, 2000, BR Group owned warrants to purchase an additional 4,000,000 shares of common stock at $0.05 per share on or before March 31, 2003.

         In October, 1996, the Smackover/Woodbine I Joint Venture sponsored by BR Energy, and the West Currie Joint Venture sponsored by an affiliate, agreed to purchase 117,500 shares of BR Energy Series B Preferred Stock at $3.00 per share. As of December 31, 1998, 117,500 shares of Series B Preferred Stock had been issued under this arrangement. These Series B Preferred shares were exchanged for 235,000 shares of BR Energy Common shares during 1998.

         Under a previous arrangement with one of BR Energy's partnerships (the Home Stake Joint Venture, as described in Note 4), BR Energy had agreed to provide certain work over funds and had the right to 100% of the partnership's revenues from the well until the work over funds had been recovered. Thereafter, the Home Stake Joint Venture would revert to its original working interest position. During 1999, BR Energy issued 250,000 shares of its Common stock in exchange for the partnership's reversionary interest in the well.

LOANS FROM BR GROUP:
--------------------

         During 1996, BR Group loaned $126,000 to BR Energy for the purchase of a working interest in a gas well in Vermillion Parish, Louisiana. This loan was repaid in early 1997.

         During 1997, BR Energy purchased for $250,000 the JW Harris #1C oil well Frio County, Texas from two shareholders of BR Group. The shareholders were the Longhorn Trust and the Argyle Trust, which were Trusts established under Kentucky law for the benefit of the families of Robert Burr and Russell Vera, respectively. Russell Vera is a son-in-law of Robert Burr. Subsequent to this purchase, the well's performance deteriorated significantly and the selling parties agreed to buy the well back from BR Energy for the original purchase price of $250,000. This $250,000 was paid in March, 1998.

         During 1998, BR Energy agreed to participate with BR Group in the acquisition and development of oil and gas properties in the Appalachian Basin of Kentucky. BR Energy advanced $1,300,000, bearing interest at 12% per annum, to BR Group related to these acquisitions.

         During the years ended 1998 and 1999 BR Energy earned interest income under this arrangement of $73,400 and $27,153, respectively. During 1999, BR Group reduced this obligation through the sale of a drilling rig and ancillary equipment to BR Energy and performance of services in the drilling and completion of various oil and gas wells under the terms of turnkey drilling contracts. As of December 31, 1999, the balance had been reduced to $627,304. BR Group reduced this obligation to $82,545 in 2000 through the performance of additional services under the terms of turnkey drilling contracts and cash payments.

CONTRACTUAL AGREEMENTS:
-----------------------

         Since June of 1996, BR Energy has entered into turnkey drilling contracts with BR Group for the acquisition, drilling, completing and equipping of oil and gas wells for BR Energy and the eleven (11) oil and gas drilling partnerships that BR Energy has sponsored. A summary of the amounts involved in these contracts is as follows:

         Year Ended          December 31, 1996          $1,308,070
         Year Ended          December 31, 1997          $2,227,560
         Year Ended          December 31, 1998          $1,428,382
         Year Ended          December 31, 1999          $4,634,089

         The terms of the contracts or transactions that BR Energy entered into with BR Group were on terms that were no more favorable than those obtained from unaffiliated parties.

         BR Group provides various management, administrative, accounting and geological services for BR Energy at a rate of $20,000 per month which has been determined on a proportional basis because specific identification of expenses is not practical. Management believes that this cost allocation method of expenses is reasonable. BR Energy also reimburses BR Group for marketing costs paid on its behalf which amounted to $176,540 in 1999. As of December 31, 1999 and 1998,
approximately $-0- was due and payable to BR Group under this arrangement.

         In March 1999, BR Energy purchased ancillary equipment to be used in association with drilling rig #4 from BR Group at a price of $415,000.

         In April 1999, BR Energy purchased drilling rig #2 with associated ancillary equipment from BR Group at a price of $750,000.

         During 1999 and 1998, the BR Energy had no significant customers or suppliers, other than its major stockholder, BR Group, who could individually have a significant adverse effect on BR Energy's operations. See Note 4 to BR Energy's Financial Statements, included herein, for additional information.

         BR Energy has an affiliated broker dealer, Ridgemont Securities, Inc. that raises the majority of its funds through private placement offerings for oil and gas wells and the issuance of preferred stock. The fees and expenses paid to Ridgemont Securities, Inc. by BR Energy and the oil and gas partnerships during 1999 and 1998 are as follows:

                                                     1999                  1998
                                                     -----                 ----

                 Commissions                      $1,088,138          $ 546,713
                 Due Diligence fees                   43,493             49,938
                 Promotion Services                  200,000                 --
                 Reimbursed Expenses                  80,780            101,511
                                                 -------------        ---------
                          Total                   $1,412,411          $ 698,162
                                                 =============        =========

         BR Energy contracts with BR Group to manage and operate the two drilling rigs it owns. BR Group also manages two other rigs owned by other affiliates of BR Group. BR Group collects all drilling revenues and pays all expenses related to the drilling operations and accounts to BR Energy on a periodic basis for the net profits from operations for the two rigs owned by BR Energy. BR Energy reported revenues of $792,439 and costs of $709,308 from the operation of the drilling rigs for the year ended December 31, 1999.

         During 1999, BR Energy made the following property acquisitions from partnerships they have previously syndicated:

         In 1999, BR Energy acquired a 100% working interest in the Keegan Gibson #1 oil well in Smith County, Texas in exchange for issuing warrants to purchase 335,728 shares of BR Energy Common Stock at $3.00 per share. The warrants are exercisable from March 27, 2000 through March 27, 2005. This property acquisition was recorded at the estimated fair value of the working interest acquired. Such amount was equal to BR Energy's investment in the respective partnership plus related accounts receivable from the partnership.

         BR Energy acquired in 1999, a 100.0% working interest in two gas wells in Sherman County, Texas in exchange for warrants to purchase 521,208 shares of BR Energy Common stock at $3.00 per share and expiring in March, 2005. The transaction was recorded at the estimated fair value of the working interest acquired. Such amount was equal to BR Energy's investment in the respective partnership plus related accounts receivable from the partnership.

         During November, 1999, BR Energy acquired a 30% working interest in nine gas wells in Harlan County, Kentucky owned by two of its oil and gas partnerships in exchange for BR Energy's 53.4% working interest in a gas well in Wharton County, Texas, BR Energy's 12.5% working interest in five development wells in Mingo and Wyoming Counties of West Virginia, and 968,300 warrants to purchase BREY Common stock at $3.00 per share and expiring in October, 2002. The transaction was recorded the estimated fair value of the working interest acquired. Such amount was equal to BR Energy's investment in the respective partnership plus related accounts receivable from the partnership.

         During 1999 and 1998, BR Energy had no significant customers or suppliers, other than its major stockholder, (BR Group) who could individually have a significant adverse effect on BR Energy's operations. See Note 4 to BR Energy's Financial Statements, included herein, for additional information.

         The terms of the contracts or transactions that BR Energy entered into with BR Group were on terms that were no more favorable than those obtained from unaffiliated parties.

ITEM 8. DESCRIPTION OF SECURITIES

         BR Energy is authorized to issue two classes of stock that are designated, respectively, common and preferred stock. BR Energy is authorized to issue 25,000,000 shares of stock, 20,000,000 designated as common stock and 5,000,000 designated as preferred stock.

COMMON STOCK:
-------------

         During the third quarter of 2000, 260,500 shares of Series D Preferred Stock were converted into 260,500 shares of common stock.

         As of October 31, 2000, there were 6,070,294 shares of BR Energy's Common Stock, which has a par value of $0.005 per share issued and outstanding. Each holder of the Common Stock shall be entitled to one vote for each share of the Common Stock outstanding in his name on the books of BR Energy.

SERIES A PREFERRED STOCK:
-------------------------

         During May 1996, BR Energy authorized the issuance and sale of 300,000 shares of Series A Preferred Stock ("BRE Series A Preferred Stock") which has a par value of $0.001 per share, at $3.00 per share. The Series A Stock bears a 12% per annum dividend payable monthly. Each share of the Series A Stock was convertable into one (1) share of Common Stock effective when a Securities Act Registration Statement for the Common Stock is filed with the U.S. Securities and Exchange Commission (the "SEC") or September 30, 1998, whichever occurred first.

         In the event of any liquidation, dissolution or winding up of BR Energy either voluntary or involuntary, the holders of Series A Stock were entitled to receive, prior and in preference to any distribution of any assets or surplus funds of BR Energy to the holders of Common Stock the amount of $3.00 per share plus all unpaid dividends on such share of each share of Series A Stock then held by the shareholder.

         In July, 1996, BR Energy acquired the assets (primarily accounts receivable and undeveloped oil and gas leases in eastern Kentucky) of Target Leasing Ltd I ("Target"), a Kentucky limited partnership by the issuance and exchange of 265,746 shares of BR Energy Series A Preferred Stock. At the time of its issuance, there was no established market for the Series A Preferred Stock. The exchange price was arbitrarily determined by the management of BR Energy. In 1997, BR Energy issued an additional 32,000 shares of Series A Preferred Stock at a cash price of $3.00 per share. In total, 297,746 shares of Series A Preferred Stock were issued by BR Energy. Each outstanding share of Series A Preferred Stock was converted into one (1) share of BR Energy Common Stock as of September 30, 1998. There have been no shares of Series A Preferred Stock outstanding since September 30, 1998.

SERIES B PREFERRED STOCK:
-------------------------

         During 1996, BR Energy authorized the issuance and sale of 300,000 shares of Series B Preferred Stock ("Series B Stock") which has a par value of $0.001 per share, at $3.00 per share. The Series B Stock bore a 12% per annum dividend payable monthly. Each share of the Series B Stock was convertable into two (2) shares of Common Stock effective when a Securities Act Registration Statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurred first.

         In the event of any liquidation, dissolution or winding up of BR Energy either voluntary or involuntary, the holders of Series B Stock were entitled to receive, prior and in preference to any distribution of any assets or surplus funds of BR Energy to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock, the amount of $3.00 per share plus all unpaid dividends of each share of Series B Stock then held by the shareholder.

During 1996 and 1997, 202,374 shares of BR Energy Series B Preferred Stock were sold for approximately $596,000 (net of expenses). All outstanding shares of Series B Preferred Stock were converted into BR Energy Common Stock during 1998 and 1999.

SERIES C PREFERRED STOCK:
-------------------------

         During 1997, BR Energy authorized the issuance and sale of 400,000 shares of Series C preferred stock ("Series C Stock") which has a par value of $0.001 per share at $6.00 per share and sold 169,450 shares of Series C Preferred Stock for approximately $1,016,700. The Series C Stock bore a 12% per annum dividend payable monthly. Each share of the Series C Stock was convertable into two (2) shares of common stock effective when a Securities Act Registration Statement for the common stock is filed with the SEC or two years from issuance, whichever occurred first.

         In the event of any liquidation, dissolution or winding up of BR Energy, either voluntary or involuntary, the holders of Series C Stock are entitled to receive, prior and in preference to any distribution of any assets or surplus funds of BR Energy to the holders of common stock, but subordinate to the liquidation preference of the Series A stock and Series B stock, the amount of $6.00 per share plus all unpaid dividends of each share of Series C Stock then held by the shareholder. During 1999 all 169,450 shares of Series C Preferred Stock wre converted on a 2 for 1 basis into 338,900 shares of BR Energy Common Stock.

SERIES D PREFERRED STOCK:
-------------------------

         During 1998, BR Energy authorized the issuance and sale of 1,000,000 shares of Series D Preferred Stock ("Series D Stock") which has a par value of $0.001 per share at a price of $5.00 per share. The Series D Stock bears a 12% per annum dividend payable monthly. Each share of the Series D Stock shall be converted automatically into one (1) share of Common Stock effective when a Securities Act Registration Statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first In addition, BR Energy issued one Common Stock Warrant associated with each share of Series D Preferred Stock purchased. Each such Warrant is exercisable to purchase one share of BR Energy Common Stock for $1.00 per share.

         In the event of any liquidation, dissolution or winding up of BR Energy, either voluntary or involuntary, the holders of Series D Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of BR Energy to the holders of Common Stock, the amount of $5.00 per share plus all unpaid dividends on such share of each share of Series D Stock then held by the shareholder.

         During the third quarter of 2000, 260,500 shares of Series D Preferred Stock were converted into 260,500 shares of Common Stock.

         At October 31, 2000, December 31, 1999 and December 31, 1998, there were 437,100, 636,950 and 267,700 shares of Series D Stock issued and outstanding, respectively. The total amount received from the sale of this stock was $3,488,000, less expenses paid of $892,509.

COMMON STOCK WARRANTS:

         In June 1996, BR Group acquired warrants to purchase 2,000,000 shares of restricted common stock at $0.05 per share. The effective term of these warrants is from June 30, 1996 through June 30, 2001. During February 1998, BR Energy granted warrants to BR Group which expire on March 31, 2003 to purchase an additional 5,000,000 shares of restricted common stock at $0.05 per share. During 1997, BR Group exercised warrants to purchase 200,000 shares of BR Energy's common stock at $0.05 per share or $10,000. During 1998, BR Group exercised warrants to purchase 2,800,000 shares of BR Energy's common stock at $0.05 per share, or $140,000.


         As of December 31, 1999, BR Group held warrants to purchase 4,000,000 shares of BR Energy common stock for $0.05 per share. These warrants expire March 31, 2003.


         During 1998 and 1999, BR Energy authorized the issuance of the following warrants to purchase common stock in BR Energy. These warrants have not been registered under the Securities Act of 1933.

Title of              Aggregate Amount          Date from            Price at                Issued
Issue of                of Securities          which Warrants     which Warrants              in
Securities          Called for by Warrants    are Exercisable     are Exercisable         Connection With
------------        ----------------------    ---------------     ---------------         ---------------

WARRANTS ISSUED (1)

Series D Preferred           267,700           May 31, 1998        $1.00 for 1 share
Stock Warrants               Warrants          through             of BREY                Series D
                                               May 31, 2003        Common Stock           Preferred Stock

Series D2 Preferred          429,900           June 8, 2000        $1.00 for 1 share
Stock Warrants               Warrants          through             of BREY                Series D2
                                               May 31, 2004        Common Stock           Preferred Stock

Series E                     632,133           January 1, 2000     $3.00 for 1 share      Sale of units in
Stock Warrants               Warrants          through             of BREY                1998 Year End
                                               January 1, 2004     Common Stock           Drilling Program

Series F                     335,728           March 27, 2000      $3.00 for 1 share      Exchange for proved
Stock Warrants               Warrants          through             of BREY                properties from
                                               March 27, 2005      Common Stock           Paluxy Partnership

Series F                     521,208           March 27, 2000      $3.00 for 1 share      Exchange for proved
Stock Warrants               Warrants          through             of BREY                properties from
                                               March 27, 2005      Common Stock           Sherman Moore

Series G                     600,000           November, 2000      $3.00 for 1 share      Exchange for proved
Stock Warrants               Warrants          through             of BREY                properties from
                                               October, 2002       Common Stock           Cumberland Gap 10

Series G                     368,300           November, 2000      $3.00 for 1 share      Exchange of proved
Stock Warrants               Warrants          through             of BREY                properties from
                                               October, 2002       Common Stock           Harlan Cnty Ptnshp

Series G                     82,500            November, 2000      $3.00 for 1 share      Sale of units
Stock Warrants               Warrants          through             of BREY                in Mid South
                                               October, 2002       Common Stock           Partnership


WARRANTS TO BE ISSUED (2)

Series G                     438,262           November, 2000      $3.00 for 1 share      Sale of units in
Stock Warrants               Warrants          through             of BREY                B. U. Ranch  #1
                                               October, 2002       Common Stock           Partnership


Notes: (1)  These Warrants have not been registered with the SEC and accordingly, are restricted as to sale under Rule 144.

       (2) As of December 31, 1999, BR Energy had committed to issue common stock warrants to these noted partnerships.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
             EQUITY AND OTHER SHAREHOLDER MATTERS

         The Common Stock of BR Energy is traded on the OTC with "BREY" as its stock symbol. The range of high and low bid information as quoted by bigcharts.com for each quarter since January 1, 1997 is as follows:
                                         HIGH BID                    LOW BID
                                         --------                    -------
            March 31, 1997               No Activity                No Activity
            June 30, 1997                No Activity                No Activity
            September 30, 1997           No Activity                No Activity
            December 31, 1997            No Activity                No Activity
            March 31, 1998               No Activity                No Activity
            June 30, 1998                $     1.75                 $      .125
            September 30, 1998           $     1.375                $     1.0625
            December 31, 1998            $     1.0312               $     0.4062
            March 31, 1999               $     0.50                 $     0.4062
            June 30, 1999                $     3.50                 $     2.25
            September 30, 1999           $     4.00                 $     2.00
            December 31, 1999            $     2.50                 $     2.25
            March 31, 2000               $     2.00                 $     1.75
            June 30, 2000                $     2.00                 $     1.75
            September 30, 2000           $     2.00                 $     1.75

         There was no public market activity in the BR Energy common stock from January 1, 1997 until May 7, 1998. The only common stock transactions during this period were private purchases of BR Energy's common stock by BR Group as described in Part I, Item 7.

         These quotations reflect inter dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

         The Preferred Stock of BR Energy is not traded on any exchange and there is no trading market for the BR Energy Preferred Stock.

DIVIDEND INFORMATION:
---------------------

         No cash dividends have been declared or paid on BR Energy's Common Stock since BR Energy's inception. BR Energy does not plan to pay cash dividends in the future. BR Energy's dividend policy will be subject to any restrictions placed on it in connection with any debt offering or significant long-term borrowing.

         BR Energy's Preferred Stock entitles all holders to receive dividends of 12% per annum, payable monthly, based upon the total number of shares outstanding. BR Energy has paid cash dividends on its Preferred Stock as follows:

                                        1999                         1998
                                        -----                        ----
                                    $ 313,114                   $ 336,448

         BR Energy has not paid, nor does it intend to pay, cash dividends on its common stock in the foreseeable future. We intend to retain earnings, if any, for the future operation and development of our business.

SHAREHOLDER INFORMATION:
------------------------

         At October 31, 2000, there were approximately 554 shareholders of BR Energy's Common Stock.

ITEM 2. LEGAL PROCEEDINGS

         During the normal course of business, BR Energy receives inquires from various federal and state regulatory agencies. These inquiries are quite infrequent and responded to promptly by BR Energy. Occasionally, questions may occur with regard to misunderstandings or misinterpretations of programs offered by BR Energy or promotional material being used by BR Energy in connection with the sale of its sponsored oil and gas drilling partnerships. As of October 31, 2000, management of BR Energy is not aware of any significant regulatory issues presently outstanding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Recent sales of unregistered BR Energy Preferred Stock

TITLE OF        CLASS OF          NO. OF     APPROX.    PRICE PER        SHARES         TOTAL      COMMISSIONS &
SECURITY        INVESTOR        INVESTORS   DATE SOLD     SHARE           SOLD        AMT. SOLD    DISCOUNTS PAID
--------       ---------         ---------  ---------    -------         ------       ---------    --------------


Series A(1)    Accredited           34      7/96 to      $ 3.00          198,664      $  595,992      $    7,500(4)
Preferred Stk  Non-Accredited       27      12/96                         67,082         201,246               0
                                    --                                 ----------     ----------      ----------
                                    61                                   265,746      $  797,238      $    7,500

Series A(2)    Accredited            4      6/97 to      $ 3.00           26,000          78,000      $        0
Preferred Stk  Non-Accredited        2      8/97                           6,000          18,000               0
                                    --                                 ----------     ----------      ----------
                                     6                                    32,000          96,000      $        0
Series B(3)    Accredited           16      8/96 to      $ 3.00          181,691      $  545,073      $   28,886(5)
Preferred Stk  Non-Accredited        9      8/97                          20,683          62,049           9,307
                                    --                                 ----------     ----------      ----------
                                    25                                   202,374      $  607,122      $   38,193
Series C       Accredited           29      5/97 to      $ 6.00           71,750      $  430,500      $  116,512(5)
Preferred Stk  Non-Accredited       29     12/97                          97,700         586,200         143,846
                                    --                                 ----------     ----------      ----------
                                    58                                   169,450      $1,016,700      $  260,358
Series D       Accredited          105      6/98 to      $ 5.00          675,600      $3,378,000      $  866,071(5)
Preferred Stk  Non-Accredited        7      1/00                          22,000         110,000          26,437
                                   ---                                 ----------     ----------      ----------
                                   112                                   697,600      $3,488,000      $  892.508(5)


(1) Represents exchange for Target Leasing, Ltd. I partnership assets
(2) Sold for Cash
(3) Includes approximately 117,500 of Series B Preferred Stock sold to the Smackover/Woodbine I Joint Venture sponsored by BR Energy and the West Currie Joint Venture sponsored by an affiliate. The proceeds received by BR Energy as related to these two transactions were approximately $352,500.
(4) Represents legal expenses

(5) All commissions related to the aforementioned sales of unregistered securities have been paid to Ridgemont Securities, Inc. (a related party to BR Energy). BR Energy does not utilize the services of an underwriter in connection with its security offerings.

RECENT SALES OF UNREGISTERED BR ENERGY COMMON STOCK:
----------------------------------------------------

         During the years ended 1999 and 1998, certain preferred stockholders converted their BR Energy preferred stock, into BR Energy common stock at various conversion ratios. A detail of such transaction is contained in the following table and in Part I, item 8 of this registration statement.

SECURITY           NO. OF        SALE    EXCHANGE  COMMON SHARES   COMMISSION OR
                   INVESTORS     YEAR      YEAR       ISSUED       DISCOUNT PAID
                   ---------    -----      -----   -----------     -------------
Series A Preferred      67     1996/97     1998      297,746          None
Series B Preferred     177     1996/97     1998      404,748          None
Series C Preferred      58        1997     1999      338,900          None
Series D Preferred      36     1998/99     2000      260,500          None

         During the period March 1996 through October 31, 2000, BR Group acquired a total of 3,126,893 shares of restricted common stock of BR Energy through cash purchases and exercise of warrants at varying prices. Such transactions are explained in more detail in Part I, item 7 of this registration statement and in the following table.

ISSUANCE OF WARRANTS TO PURCHASE BR ENERGY COMMON STOCK:
--------------------------------------------------------

         The Board of Directors of BR Energy authorized the issuance of warrants to BR Group in June 1996 and February 1998 for 2,000,000 and 5,000,000 shares of common stock. The exercise price was $.05 and they expire, if not exercised, on June 30, 2001 and March 31, 2003, respectively. There were no trades in the BR Energy common stock from March 1996, (when BR Group acquired control of BR Energy) until May 1998. There was only nominal activity in the BR Energy common stock during May and June 1998 at an average of $.125 shares. Management determined that a reasonable valuation for the warrants was $.05 per share based on the restricted nature of the common stock and the lack of any significant trading volume. The following table discloses the aforementioned warrant transactions:

DATE           NUMBER OF          WARRANTS        DATE       WARRANT        SHARES OF
WARRANT         WARRANTS          ISSUED TO     WARRANT     EXERCISE        COMMON STK           TOTAL
ISSUED          ISSUED           EXERCISED BY  EXERCISED      PRICE           ISSUED         CONSIDERATION
----------     -------------     ------------  ---------   -----------    ---------------- ---------------
   6/96          2,000,000         BR Group                   $0.05
   2/98          5,000,000         BR Group                    0.05
                  (200,000)        BR Group      6/97          0.05          200,000(1)       $  10,000
                (2,800,000)        BR Group      6/98          0.05        2,800,000(2)         140,000
                 ---------                                                ----------          ---------
Warrants                                                                  Expiration
Outstanding                                                               Date:
12/31/99         4,000,000                                                3/31/03
                 =========

(1) Warrants exercised by BR Group.
(2) Warrants exercised by BR Group.

WARRANTS ISSUED AND TO BE ISSUED:
---------------------------------

         The following table discloses warrants issued and to be issued to purchase Blue Ridge Energy common stock from 1998 through 2000. These warrants were issued or authorized in connection with (1) the sale of Blue Ridge Energy Preferred D Stock, (2) BR Energy's oil and gas drilling programs or (3) the dissolution of several of BR Energy's oil and gas partnerships:

Title of              Aggregate Amount           Date from           Price at            Issued
Issue of                of Securities          which Warrants     which Warrants           in
Securities          Called for by Warrants    are Exercisable     are Exercisable     Connection With
-----------         ----------------------    ---------------     ---------------     ---------------

WARRANTS ISSUED (1)

Series D Preferred           267,700            May 31, 1998      $1.00 for 1 share
Stock Warrants               Warrants             through             of BREY             Series D
                                                May 31, 2003        Common Stock       Preferred Stock

Series D2 Preferred          429,900            June 8, 2000      $1.00 for 1 share
Stock Warrants               Warrants              through            of BREY             Series D2
                                                May 31, 2004        Common Stock        Preferred Stock

Series E                     632,133            January 1, 2000   $3.00 for 1 share    Sale of units in
Stock Warrants               Warrants            through              of BREY             1998 Year End
                                                January 1, 2004     Common Stock      Drilling Program

Series F                     335,728            March 27, 2000    $3.00 for 1 share     Exchange for proved
Stock Warrants               Warrants            through              of BREY              properties from
                                                March 27, 2005      Common Stock        Paluxy Partnership

Series F                     521,208            March 27, 2000    $3.00 for 1 share   Exchange for proved
Stock Warrants               Warrants             through             of BREY              properties from
                                                March 27, 2005      Common Stock        Sherman Moore
                                                                                           Partnership

Series G                     600,000            November, 2000    $3.00 for 1 share   Exchange for proved
Stock Warrants               Warrants             through             of BREY            properties from
                                                October, 2002       Common Stock         Cumberland Gap 10
                                                                                          Partnership

Series G                     368,300            November, 2000    $3.00 for 1 share    Exchange of proved
Stock Warrants               Warrants             through             of BREY              properties from
                                                October, 2002       Common Stock      Harlan Cnty Ptnshp

Series G                     82,500             November, 2000    $3.00 for 1 share       Sale of units
Stock Warrants               Warrants             through             of BREY              in Mid South
                                                October, 2002       Common Stock           Partnership

WARRANTS TO BE ISSUED (2)



Series G                     438,262          November, 2000      $3.00 for 1 share       Sale of units in
Stock Warrants               Warrants           through               of BREY             B. U. Ranch  #1
                                              October, 2002         Common Stock            Partnership



Notes:   (1)  These Warrants have not been registered with the SEC and accordingly, are restricted as to sale under Rule 144.
         (2) As of October 31, 2000, BR Energy had committed to issue common stock warrants to these noted partnerships.

RECENT SALES OF UNREGISTERED SECURITIES SALES OF OIL AND GAS PARTNERSHIP
INTERESTS:


TITLE OF       CLASS OF        NO. OF        SALES    PRICE PER      UNITS     TOTAL AMT.     & DISCOUNTS
SECURITY       INVESTOR      INVESTORS      PERIOD      UNIT         SOLD         SOLD           PAID
--------       --------      ---------      ------    ----------     ------     ---------     ------------

Blue Ridge   Accredited           38         8/96 to   $12,000      68.725    $   825,000      $ 123,750
Energy       Non-Accredited       33        10/96                   36.000        432,000         64,800
Production                       ----                              -------    -----------      ---------
Fund LP      Total                71                               104.725    $ 1,257,000      $ 188,550

Smackover/   Accredited           31        10/96 to   $10,000      79.370    $   793,750      $ 119,062
Woodbine     Non-Accredited       19         2/97                   35.500        355,000         53,250
                                 ---                               -------    -----------      ---------
             Total                50                               114.870    $ 1,148,750      $ 172,312

Paluxy LP    Accredited           36         2/97 to   $12,950      46.050    $   596,347      $  89,452
             Non-Accredited       33         8/97                   31.750        411,163         61,674
                                 ---                               -------    -----------      ---------
             Total                69                                77.800     $1,007,510      $ 151,126

Home Stake   Accredited           29         7/97 to   $14,775      58.250    $   860,644      $ 129,097
LP           Non-Accredited       30        10/97                   29.750        439,556         65,933
                                 ---                                ------    -----------       --------
             Total                59                                88.000     $1,300,200      $ 195,030

Sherman/     Accredited           31        10/97 to   $18,500      62.250    $ 1,151,625      $ 172,744
Moore LP     Non-Accredited       19        11/97                   25.250        467,125         70,069
                                 ---                                ------    -----------      ---------
             Total                50                                87.500    $ 1,618,750      $ 242,813

Phillips/    Accredited           45         2/98 to   $15,000      57.350    $   860,250      $ 129,037
Blue Ridge   Non-Accredited       24         4/98                   25.000        375,000         56,250
                                 ---                                ------    -----------      ---------
             Total                69                                82.350     $1,235,250      $ 185,287

1998 Year    Accredited           68        12/98 to   $15,000     113.420     $1,701,300      $ 255,195
 End LP      Non-Accredited        9         3/99                   10.420        156,300         23,445
                                 ---                               -------    -----------      ---------
             Total                77                               123.840    $ 1,857,600      $ 278,640

Harlan       Accredited          63          3/99 to   $ 9,000     103.000    $  927,000      $ 139,050
County LP    Non-Accredited      13          4/99                   22.000       198,000         29,700
                                ---                                -------    ----------      ---------
             Total               76                                125.000    $1,125,000      $ 168,750

Cumberland   Accredited          85         4/99 to    $ 6,000     170.250    $1,021,500      $ 153,225
Gap LP       Non-Accredited      17         7/99                    31.500       189,000         28,350
                                ---                                -------    ----------      ---------
             Total              102                                201.750    $1,210,500      $ 181,575

B.U. Ranch   Accredited          63          8/99 to   $ 9,500      81.250       771,875      $ 115,781
#1 L.P.      Non-Accredited      11         12/99                   13.000       123,500         18,525
                                ---                                 ------    ----------      ---------
             Total               74                                 94.250    $  895,375      $ 134,306

Hailey/West   Accredited         70         12/99 to   $10,000      99.167    $  991,670      $ 148,751
Virginia 1999 Non-Accredited      0          2/00                    0.000             0              0
                                ---                                 ------    ----------      ---------
              Total              70                                 99.167    $  991,670      $ 148,751

MidSouth      Accredited          3          2/00      $ 9,500         165    $  293,000      $  44,550

Boons Corp.   Accredited         17          6/00 to   $10,000       112.5    $1,125,000      $  56,250
                                             9/00


         All commissions related to the aforementioned sales of unregistered partnership interest were paid to Ridgemont Securities, Inc. BR Energy claimed exemptions from the registration of the aforementioned securities (preferred stock, common stock and partnership interest) under Regulation D, Rule 506 of the Securities Act of 1933.

         Registration under the Securities Act of 1933 of the securities issued in the transactions described above was not required because such securities were issued in transactions not involving any "public offering" within the meaning of Section 4(2) of said Act. In the foregoing instances, the shares of the preferred stock, common stock and units of partnership were issued to a limited group of purchasers, each of whom was furnished with, or had broad access to, information concerning BR Energy. The purchasers acquired the securities for investment only and not with a view to the distribution thereof. Each of the certificates, representing the preferred and common shares of BR Energy, has been stamped with a legend restricting the transfer.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Each Director and each Officer of Blue Ridge Energy has been indemnified, against certain liabilities which they may incur in their capacities, pursuant to its By Laws as follows:

         The Corporation shall, unless prohibited by Nevada Law, indemnify any person who is or was involved in any manner or is threatened to be so involved in a threatened, pending or completed action suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, including without limitation, any action, suit or proceeding brought by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise, again all Expense and Liabilities actually and reasonably incurred by him in connection with such Proceeding. The right to indemnification conferred in this Article shall be presumed to have been relied upon by the directors, officers, employees and agents of the corporation and shall be enforceable as a contract right and inure to the benefit of heirs, executors and administrators of such individuals.

                                    PART F/S

                                                                         PAGE
Audited Financial Statements for December 31, 1999 and 1998:
         Independent Auditors' Report                                       F-1
         Balance Sheets                                                     F-2
         Statements of Income                                               F-3
         Statements of Changes in Stockholders' Equity                      F-4
         Statements of Cash Flows                                           F-5
         Notes to Financial Statements                                      F-6

         Financial statement schedules are not applicable, are not required or included in financial statements and notes thereto.

Unaudited Financial Statements for June 30, 2000:
         Report on Review by Independent Accountants                       F-26
         Condensed Balance Sheets (Unaudited) as of June 30, 2000
             and December 31, 1999                                         F-27
         Condensed Statements of Income (Unaudited) for the three months
            and six months ended June 30, 2000 and 1999                    F-29
         Condensed Statements of Cash Flows (Unaudited) for the
             six months ended June 30, 2000 and 1999                       F-30
         Notes to Condensed Financial statements (Unaudited)               F-31

         The condensed financial statements of BR Energy included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Although certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted, BR Energy believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these condensed financial statements be read in conjunction with the December 31, 1999 and 1998 Audited Financial Statements and the notes thereto included in this Registration Statement on Form 10-SB.

         The condensed financial statements included herein reflect all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary to present a fair statement of the results for the interim periods.

The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

                         Independent Auditors' Report


To the Board of Directors and
Stockholders of Blue Ridge Energy, Inc.
Bowling Green, Kentucky


         We have audited the accompanying balance sheets of Blue Ridge Energy, Inc. as of December 31, 1999 and 1998, and the related statements of income, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of Blue Ridge Energy's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Ridge Energy, Inc. as of December 31, 1999 and 1998, and the results of its operations and cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.


Looney, Samson & Associates, P.L.L.C.
Dallas, Texas
March 24, 2000

                             BLUE RIDGE ENERGY, INC.
                                 BALANCE SHEETS

DECEMBER 31,                                                             1999           1998
---------------------------------------------------------------   -----------    -----------
ASSETS
CURRENT ASSETS
     Cash                                                         $   131,465    $   480,952
     Short Term Investments (Note 3)                                     --           19,925
     Accounts Receivable:
         Managed Limited Partnerships (Note 2)                        337,276        315,508
         Trade and Other                                               74,275         91,691
     Advances to Related Parties (Note 4)                             627,304      1,467,916
                                                                  -----------    -----------
         Total Current Assets                                       1,170,320      2,375,992

PROPERTY AND EQUIPMENT, NET (Notes 5and 6)                          3,178,606        540,068

Other Assets                                                           10,810        146,556
                                                                  -----------    -----------
         TOTAL ASSETS                                             $ 4,359,736    $ 3,062,616
                                                                  ===========    ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts Payable and Accrued Expenses                        $    90,835    $    84,952
     Drilling Advances (Note 2)                                          --          284,074
     Amounts Due Managed Limited Partnerships (Note 2)                   --           67,274
     Current Portion of Long Term Debt (Note 7)                       110,231        150,675
                                                                  -----------    -----------
         Total Current Liabilities                                    201,066        586,975
Long Term Debt (Note 7)                                               418,511           --
Deferred Income Tax Liability (Note 8)                                150,139         64,232
                                                                  -----------    -----------
         Total Liabilities                                            769,716        651,207

COMMITMENTS AND CONTINGENCIES (Notes 4, 9 and 10)                        --             --

STOCKHOLDERS' EQUITY (Note 10)
Preferred Stock, $0.001 par value; 5,000,000 shares authorized;           637            464
     636,950 and 464,308 shares issued and outstanding at
     December 31, 1999 and 1998, respectively (Notes 4 and 10)
     (liquidation preferences of $3,185,000 in 1999 and
     $2,440,000 in 1998.)
Common stock, $0.005 par value; 20,000,000 shares authorized;          29,049         25,858
     5,809,794 and 5,171,578 shares issued and outstanding at
     December 31, 1999 and 1998, respectively (Notes 4 and 10)
Additional Paid-In Capital                                          4,208,735      2,873,341
Accumulated Deficit                                                  (648,401)      (488,254)
                                                                  -----------    -----------
     Total Stockholders' Equity                                     3,590,020      2,411,409
                                                                  -----------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $ 4,359,736    $ 3,062,616
                                                                  ===========    ===========


    The accompanying notes are an integral part of these financial statements

                             BLUE RIDGE ENERGY, INC.
                              STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31,                                       1999           1998
                                                       -----------    -----------

OPERATING REVENUES (Note 2 and 4):
Turnkey Contract Sales                                 $ 4,634,089    $ 1,743,211
Management Fees                                            244,739        212,624
Contract Drilling Sales                                    792,439           --
Oil and Gas Sales                                           60,226         27,501
                                                       -----------    -----------
     Total Operating Revenues                            5,731,493      1,983,336

OPERATING COSTS AND OTHER EXPENSES
     (Notes 2 and 4):
Turnkey Contract Costs                                   3,616,100      1,428,382
Lease Operating Costs                                       17,741         27,225
Cost of Contract Drilling                                  709,308           --
Abandonment and Dry Hole Costs                             142,571         16,817
Impairment of Oil and Gas Properties (Notes 1 and 5)          --          327,405
Depreciation, Depletion and Amortization                   117,695         17,978
Marketing Costs (Note 2)                                   537,013         22,234
General and Administrative Costs                           353,860        166,104
                                                       -----------    -----------
     Total Operating Costs                               5,494,288      2,006,145
                                                       -----------    -----------

OPERATING INCOME (LOSS)                                    237,205        (22,809)

OTHER INCOME (EXPENSE):
Interest Income (Note 4)                                    27,153         82,181
Interest Expense                                           (25,484)          --
Other                                                         --           13,441
                                                       -----------    -----------
     Total Other Income (Expense)                            1,669         95,622
                                                       -----------    -----------

INCOME BEFORE TAXES                                        238,874         72,813
Income Tax Provision (Note 8)                               85,907         24,762
                                                       -----------    -----------

NET INCOME                                             $   152,967    $    48,051
                                                       ===========    ===========

EARNINGS/(LOSS) PER COMMON SHARE (Note 1):

Basic                                                  $     (0.03)   $     (0.09)
Diluted                                                $     (0.03)   $     (0.09)

Weighted Average Common Shares Outstanding               5,453,611      3,062,868





   The accompanying notes are an integral part of these financial statements.

                             BLUE RIDGE ENERGY, INC.
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                     Preferred                      Common               Additional   Accumulated
                                       Stock                        Stock             Paid-in Capital  (Deficit)      Total
                                ----------------------      ----------------------    --------------- -----------  -------------
                                No. of                       No of
                                Shares         Amount        Shares         Amount
                                ------         ------        ------         ------
DECEMBER 31, 1997               669,570    $       669      1,726,600    $     8,633    $ 1,690,021  $ (199,857)   $1,499,466
Stock Warrants
     Exercised                                              2,800,000         14,000        126,000                   140,000
Sale of Stock:
(Note 4, and 10)
     Series D                   267,700            268                                    1,066,102                 1,066,370
Conversion of
Preferred Stock                (471,362)          (471)       644,978          3,225         (3,984)                   (1,230)
Retirement of
Preferred Stock                  (1,600)            (2)                                      (4,798)                   (4,800)
Dividends Paid on
     Preferred Stock                                                                                    (336,448)    (336,448)
Net Income                                                                                                48,051       48,051
                            -----------    -----------    -----------    -----------    -----------  -----------   --------------
DECEMBER 31, 1998               464,308            464      5,171,578         25,858      2,873,341     (488,254)   2,411,409
Retirement of
Common Stock                                                   (5,000)           (25)       (14,975)                  (15,000)
Issuance of
Common Stock                                                  250,000          1,250         11,250                    12,500
Conversion of
Preferred Stock                (196,608)          (196)       393,216          1,966         (1,770)                       --
Sale of Stock
     Series D                   369,250            369                                    1,340,889                 1,341,258
Dividends Paid on
     Preferred Stock                                                                                    (313,114)    (313,114)
Net Income                                                                                               152,967      152,967
                            -----------    -----------    -----------    -----------    -----------  -----------   --------------
DECEMBER 31,1999                636,950    $       637      5,809,794    $    29,049    $ 4,208,735  $  (648,401)  $3,590,020
                            ===========    ===========    ===========    ===========    ===========  ===========   ==============




   The accompanying notes are an integral part of these financial statements.

                             BLUE RIDGE ENERGY, INC.
                            STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,                                               1999           1998
                                                                 -------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)                                               $   152,967    $    48,051
Adjustments to Reconcile Net Income to Net Cash
     Flow from Operating Activities:
Depreciation, Depletion and Amortization                            117,695         17,978
Impairment. Dry Holes and Abandonment Losses                        142,571        344,222
Increase (Decrease) in Deferred Income Taxes                         82,907         24,025
Increase (Decrease) in Income Taxes Payable                           3,000            737
(Increase) Decrease in Accounts Receivable                           17,416       (184,441)
Increase (Decrease) in Accounts Payable and Accrued Expenses       (278,191)       386,534
Gain on Sale of Oil and Gas Properties                                 --          (75,000)
                                                                 -----------    -----------
NET CASH PROVIDED (USED)
      BY OPERATING ACTIVITIES                                       238,365        562,106

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) Decrease in Advances to Affiliate                     (1,153,565)    (1,166,456)
(Increase) in Other Assets                                           70,746       (125,020)
Proceeds from Sale of Oil and Gas Properties                                       325,000
Purchase of Oil and Gas Properties and Equipment                   (294,260)      (492,700)
                                                                -----------    -----------
NET CASH (USED) IN INVESTING ACTIVITIES                          (1,377,079)    (1,459,176)

CASH FLOWS FROM FINANCING ACTIVITIES:
Additions to Long Term Debt                                            --          205,675
Retirement of Long Term Debt                                       (236,417)       (59,000)
Issuance of Common Stock                                             12,500        140,000
Issuance of Preferred Stock                                       1,341,258      1,066,370
Retirement of Stock                                                 (15,000)        (4,800)
Cost of Conversion of Preferred Stock                                  --           (1,230)
Dividends Paid                                                     (313,114)      (336,448)
                                                                -----------    -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                           789,227      1,010,567
NET INCREASE (DECREASE) IN CASH                                    (349,487)       113,497
                                                                -----------    -----------
CASH AT BEGINNING OF PERIOD                                         480,952        367,455
CASH AT END OF PERIOD                                           $   131,465    $   480,952
                                                                ===========    ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash Paid for Interest                                     $    25,484    $      --
     Cash Paid for Federal Income Taxes                         $      --      $      --
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
FINANCING ACTIVITIES:
Purchase of drilling rigs and equipment financed through long term debt of $614,484, reduction in other assets of $65,000
and reduction in advances to Blue Ridge Group of $1,190,000     $ 1,869,484    $      --
Producing property acquisition through reductions in
advances to Blue Ridge Group and Limited Partnerships           $   687,022    $      --

   The accompanying notes are an integral part of these financial statements.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

1.   OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

     Blue Ridge Energy, Inc., (the Company), a Nevada corporation, was organized in November, 1994, as Gem Source, Incorporated (Gem Source), and subsequently changed the name of the Company to Blue Ridge Energy, Inc. in May, 1996. The Company has offices at 632 Adams Street, Suite 710, Bowling Green, Kentucky, 42101.
     The Company is engaged in the oil and gas business; primarily in Texas, Kentucky, New Mexico and West Virginia. The Company sponsors oil and gas drilling partnerships through which it raises money for the drilling of oil and gas wells and participates for a 1% partnership interest as the managing general partner of the oil and gas exploration partnerships. The Company also owns two drilling rigs. These rigs are used to drill oil and gas wells for the sponsored oil and gas drilling partnerships and also other non-affiliated oil and gas companies. The rigs are operated on behalf of the Company by an affiliate, Blue Ridge Group, Inc.
     The Company also acquires direct working interest participation in oil and gas properties. The participation includes both operated and non-operated working interest in exploratory and development wells. These acquisitions are funded by a combination of the profits earned from sponsoring oil and gas drilling programs, the profit earned from contract drilling and from the proceeds of private offerings of preferred stock.
     The Company intends to maintain an active role in the oil and gas industry as an operator of oil and gas wells, a sponsor of oil and gas drilling programs, a participant in oil and gas programs, and as an independent producer of oil and gas.

PRINCIPALS OF CONSOLIDATION

     The accompanying financial statements include the accounts of Blue Ridge Energy, Inc. and its investment in limited partnerships for which it acts as managing general partner. As such, the company has the sole and exclusive right and power to manage and control the partnership. The Company accounts for its investment in limited partnerships under the proportionate consolidation method. Under this method, the Company's financial statements include its pro-rata share of assets and liabilities and revenues and expenses, respectively, of the limited partnership in which it participates. All material intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

OPERATION OF DRILLING RIGS

     The Company follows the completed contract method of accounting for its drilling operations. Under this method, all income under drilling contracts, expenses under drilling contracts, all direct costs, and appropriate

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

portions of indirect costs related to contracts in progress are recognized as revenues and expenses in the period the contracts are substantially complete. This accounting method has been utilized by the Company based on the short term nature of the drilling contracts, i.e., 5-10 days.

WORKING INTERESTS

     Oil and gas revenue from working interests the Company owns are recognized at the point of sale.

MANAGED LIMITED PARTNERSHIPS

     The Company sponsors limited partnerships for which it serves as the Managing General Partner. The purpose of these partnerships is to acquire and develop oil and gas leases. The partnerships enter into turnkey drilling contracts with the Company to drill, complete and equip, if warranted, the oil and gas wells of the partnerships. The Company receives direct compensation, reimbursement of costs and expenses, and revenues related to turnkey drilling contracts. The Company normally participates for 1% of the Limited Partnerships as the Managing General Partner.
     The Company follows the industry practice of pro rata consolidation of its investments in these partnerships. Accordingly, the Company records on its financial statements its pro rata share of the assets, liabilities, revenues and expenses of each partnership. In connection with the sponsorship of oil and gas partnerships, the Company receives a management fee of approximately 5% of the capital contributions. Such fees are credited to income as earned.

PROPERTY AND EQUIPMENT

     Property and equipment (other than oil and gas) are stated at cost. Depreciation is recognized on the straight line method, after considering salvage value, over the estimated useful lives of the assets as follows:

                                                          Lives (years)
     Machinery and Equipment                                  10
     Autos and Trucks                                          5
     Furniture and Fixtures                                   10

     The Company follows the successful efforts method of accounting for oil and gas producing activities. Under the successful efforts method of accounting, costs which relate directly to the discovery of oil and gas reserves are capitalized. These capitalized costs include;

     (1) the costs of acquiring mineral interest in properties,
     (2) costs to drill and equip exploratory wells that find proved reserves,
     (3) costs to drill and equip development wells and
     (4) costs for support equipment and facilities used in oil and gas producing activities.

     These costs are depreciated, depleted or amortized on the unit of productions method, based on estimates of recoverable proved developed oil and gas reserves.
     Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

     The costs of acquiring unproved properties are capitalized as incurred and carried until the property is reclassified as a producing oil and gas property, or considered impaired. The Company annually assesses its unimproved properties to determine whether they have been impaired. If the results of this assessment indicate impairment, a loss is recognized by providing a valuation allowance. When an unproved property is surrendered, the costs related thereto are charged to the application valuation allowance, if adequate, or charged as a loss to current operations.
     The costs of drilling exploration wells are capitalized as wells in progress pending determination of whether the well has found proved reserves. Once a determination is made, the capitalized costs are either charged to expense or reclassified as part of the costs of the Company's wells and related equipment. In the absence of a determination as to whether the reserves that have been found can be classified as proved, the costs of drilling such an exploratory well are not carried as an asset for more than one year following completion of drilling. If after a year has passed, the Company is unable to determine that proved reserves have been found, the well is assumed to be impaired, and its costs are charged to expense.

SURRENDER OR ABANDONMENT OF DEVELOPED PROPERTIES

     Normally, no gain or loss is recognized if only an individual well or individual item of equipment is abandoned or retired or if only a single lease or other part of a group of proved properties constituting the amortization base is abandoned or retired as long as the remainder of the property or group of properties continues to produce oil or gas. The asset being abandoned or retired is deemed to be fully amortized, and its cost is charged to accumulated depreciation, depletion, or amortization. When the last well on an individual property or group of properties with common geological structures ceases to produce and the entire property or property group is abandoned, gain or loss is recognized.

OTHER DISPOSITIONS

     Upon disposition or retirement of property and equipment other than oil and gas properties, the cost and related accumulated depreciation are removed from the accounts and the gain or loss thereon, if any, is credited or charged to income. The Company recognizes the gain or loss on the sale of either a part of a proved oil and gas property or of an entire proved oil and gas property constituting a part of a field upon the sale or other disposition of such. The unamortized cost of the property or group of properties, a part of which was sold or otherwise disposed of, is apportioned to the interest sold and interest retained on the basis of the fair value of those interests.

IMPAIRMENT OF LONG-LIVED ASSETS

     The Company follows the provisions of SFAS 121-"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Consequently, the Company reviews its long-lived assets to be held and used, including oil and gas properties accounted for under the successful efforts method of accounting. Whenever events or circumstances indicate the carrying value of those assets may not be recoverable, an impairment loss for proved properties and capitalized exploration and development costs is recognized. The Company assesses impairment of capitalized costs of proved oil and gas properties by comparing net capitalized costs to undiscounted future net cash flows on a field-by-field basis using expected prices. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognizable to the extent that net capitalized costs exceed the estimated fair value of the property. Fair

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

value of the property is estimated by the company using the present value of future cash flows discounted at 10%.
     The following expected future prices were used to estimate future cash flows to assess properties for impairment.

     Oil Price per BBL            1999            1998
                                --------        --------
     Year 1                     $  25.60         $ 12.35
     Year 2                        25.60           13.73
     Year 3                        25.60           14.57
     Year 4                        25.60           15.81
     Thereafter                    25.60           Escalated 3%-Year
     Maximum                       25.60           23.00

     Gas Price Per MCF            1999            1998
                                --------        --------
     Year 1                     $   3.31        $  1.96
     Year 2                         3.31           2.25
     Year 3                         3.31           2.34
     Year 4                         3.31           2.55
     Thereafter                     3.31           Escalated 3%-Year
     Maximum                        3.31           3.50

     Oil and gas expected future price estimates were based on prices at each year-end. Expected future prices were escalated if such prices were unusually low at year-end compared to historical averages. These prices were applied to production profiles of proved developed reserves at December 31, 1999 and 1998. The Company's price assumptions change based on current industry conditions and the Company's future plans. During 1999 and 1998, the Company recognized impairments, abandonments and dry holes of $142,571 and $344,222, respectively. The impairments were determined based on the difference between the carrying value of the assets and the present value of future cash flows discounted at 10%. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management's estimate of future cash flows and consequently the carrying value of properties.

EARNINGS PER COMMON SHARE

     The Company's basic earnings per common share ("Basic EPS") is based on the weighted average number of common shares outstanding during the respective periods. The income available to common shareholders is computed after deducting dividends on the preferred stock. The convertible preferred stock and outstanding stock warrants are considered anti-dilutive and therefore, excluded from the earnings per share calculations. The following is a reconciliation of the numerators and denominators used in the calculation of Basic EPS for the years ended December 31, 1999 and 1998:

Basic EPS computation-                                 1999
                                                -----------
     Net Income                                 $   152,967
     Less: Preferred Stock Dividends               (313,114)
                                                -----------
     Loss Available to Common Stockholders      $  (160,147)
                                                ===========

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

Dates                                           Shares       Fraction        Weighted
Outstanding                                     Outstanding  of Period    Average Shares
-----------                                     -----------  ---------    --------------
January 1-December 31                             5,171,578     100.0%     5,171,578
Issuance of Common Stock                            250,000      25.0%        62,500
Conversion of Preferred Stock Feb.-July             393,216      57.0%       224,133
Repurchase of Common Stock Jan. 31                   (5,000)     92.0%        (4,600)
                                                -----------                ---------
                                                  5,809,794
     Weighted Average Shares                    ===========                5,453,611
                                                                           =========
Basic EPS (Loss)                                                           $   (0.03)
                                                                           =========


Basic EPS computation-                               1998
                                                ------------
     Net Income                                 $     48,051
     Less: Preferred Stock Dividends                (336,448)
                                                ------------
     Loss Available to Common Stockholders      $   (288,397)
                                                ============

Dates                                           Shares       Fraction        Weighted
Outstanding                                     Outstanding  of Period    Average Shares
-----------                                     -----------  ---------    --------------
January 1-December 31                            1,726,600      100.0%       1,726,600
Stock Warrants Exercised July 31                 2,800,000       41.9%       1,173,699
Pref. Stock Converted September 30                 644,978       25.2%         162,569
                                                 ---------                   ---------
                                                 5,171,578
     Weighted Average Shares                     =========                   3,062,868
                                                                             =========
Basic EPS (Loss)                                                             $   (0.09)
                                                                             =========

SUPPLEMENTAL EARNINGS PER SHARE DATA

     The following supplemental information presents the Company's pro forma earnings per share assuming that all preferred stock was converted to common stock as of December 31, 1999 and 1998.

                                                                      December 31,
                                                                 1999            1998
                                                             ------------ -------------
Net Income                                                   $   152,967  $      48,051
Preferred stock dividends paid                                  (313,114)      (336,448)
Pro forma preferred stock dividends avoided                      313,114        336,448
                                                             ------------ -------------
Pro forma Net Income available for common stockholders       $   152,967  $      48,051
                                                             ===========  =============

Weighted average shares outstanding                            5,453,611      3,062,868
Pro forma conversion of all preferred stock
     as of the beginning of year                                 636,950        660,916
                                                             -----------  -------------
Pro forma weighted average shares outstanding
 assuming conversions of all preferred stock                   6,090,561      3,723,784
                                                             ===========  =============
Pro forma earnings (loss) per common share                   $       .03  $         .01
                                                             ===========  =============

     The preceding pro forma EPS disclosure in presented to enable the user of the financial statements to determine the effect of the conversion of potential common shares outstanding into common shares. Each

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

share of the Series A, B, C and D Preferred Stock will be converted automatically into common stock two years from issuance or effective when a Securities Act Registration Statement for the common stock is filed with the SEC, whichever occurs first.

INCOME TAXES

     Income taxes are provided based on earnings reported for financial statement purposes. The provision for income taxes differ from the amounts currently payable because of temporary differences (primarily intangible drilling costs and the net operating loss carryforward) in the recognition of certain income and expense items for financial reporting and tax reporting purposes.

CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and cash on deposit. The Company defines cash equivalents as short-term and highly liquid investments that are both readily convertible to known amounts of cash and have an original maturity of less than 90 days.

2.   AFFILIATED OIL AND GAS PARTNERSHIPS

     The Company provides turnkey drilling services for the various oil and gas partnerships which it sponsors. Fees earned for these drilling services, including the sale of leases to the partnerships, amounted to $4,634,089 and $1,743,211 during 1999 and 1998, respectively. The Company receives a management fee from the partnerships for its services in connection with the selection of the joint venture prospects and the initial operations of the joint venture. Management fees earned during the year ended December 31, 1999 and 1998 amounted to $244,739 and $212,624, respectively.
     In connection with the sponsorship of oil and gas partnerships, the Company is reimbursed by the partnerships for certain operating and overhead costs incurred on their behalf, including filing fees, legal fees, accounting fees, printing costs and other miscellaneous expenses. These reimbursements totaled $139,156 and $104,354 during the years ended December 31, 1999 and 1998, respectively, and are netted against marketing costs.
     Included in the Company's financial statements are contributions made to the various Company sponsored oil and gas partnerships. The Company has allocated, on a pro rata basis the amounts associated with these investments to the appropriate asset, liability, income and expense accounts.
     At December 31, 1999 and 1998, the various partnerships owed the Company $337,276 and $315,508, respectively, for amounts due the Company for turnkey drilling services, syndication fees and reimbursement of fees and expenses incurred on behalf of the partnerships. At year end 1999 and 1998, the Company owed the partnerships for capital contributions totaling $-0-and $67,274, respectively. During 1998, the Company received advances from the 1998 Year End Drilling Program as prepayment of drilling fees for services to be performed by the Company during 1999. At December 31, 1998, the amount of the advanced funds was $284,074.

3.   SHORT TERM INVESTMENTS

     During 1996, the Company purchased $19,925 of precious metals consisting of gold Krugerrand coins as a short-term investment. This amount is reflected in Current Assets in the accompanying financial

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

statements. The Company follows the policy of carrying its short-term investment in precious metals at cost. The Company disposed of this investment in 1999 at no gain or loss.

4.   RELATED PARTY TRANSACTIONS

A. COMMON STOCK TRANSACTIONS

     Blue Ridge Group, Inc. (BR Group) acquired control of Gem Source in March, 1996 when BR Group acquired 1,000,000 shares of restricted stock at $0.10 a share. In May 1996, the 2,633,000 outstanding common shares were the subject of a 5 to 1 reverse split reducing the outstanding shares to 526,600 and the name of the Company was changed from Gem Source, Incorporated to Blue Ridge Energy, Inc. (BR Energy). In June 1996, BR Group acquired another 1,000,000 shares of restricted common stock from the Company treasury for $0.05 a share, or $50,000.
     During 1997, the Company's majority shareholder, BR Group, Inc. exercised warrants to purchase 200,000 shares of the Company's common stock at $0.05 per share or $10,000. Subsequently, BR Group, Inc. distributed these shares to investors in one of its joint ventures.
     During 1998, the Company's Board of Directors approved the issuance of warrants to BR Group, Inc. to purchase 5,000,000 shares of BR Energy, Inc. restricted common stock at $0.05 per share. BR Group, Inc. previously held warrants to purchase 1,800,000 shares of restricted common stock at $0.05 per share.
     During 1998, the Company's majority shareholder, BR Group exercised warrants to purchase 2,800,000 shares of the Company's common stock at $0.05 per share, or $140,000. Subsequently, BR Group distributed 890,427 of these shares to investors in several of its partnerships.
     Under a previous arrangement with one of the Company's partnerships (the Home Stake Joint Venture), the Company had agreed to provide certain workover funds and had the right to 100% of the partnership's revenues from the well until the workover funds had been recovered. Thereafter, the Home Stake Joint Venture reverted to its original working interest position. During 1999, the Company issued 250,000 shares of its Common stock in exchange for the partnership's reversionary interest in the well.
     As of December 31, 1999, there are 5,809,794 shares of common stock issued and outstanding. A total of 3,126,893 shares are held by BR Group and the remainder of 2,682,901 shares are held by approximately 500 shareholders.

B. PREFERRED STOCK TRANSACTIONS

     In May 1996, BR Energy authorized the issuance of 300,000 shares of Series A Preferred Stock which had a par value of $0.001 per share at a price of $3.00 per share. In July 1996, BR Energy acquired the assets (primarily accounts receivable and undeveloped oil and gas leases in eastern Kentucky) of Target Leasing Ltd. I ("Target"), a Kentucky limited partnership, by the issuance and exchange of 265,746 shares of BR Energy's Series A Preferred Stock. The assets acquired were initially valued at $797,238. Legal fees related to the issuance of these securities were $7,500. At the time of its issuance, there was no established market for the Series A Preferred Stock.
     For financial statement purposes, the value of the Series A Preferred Stock issued and the assets acquired were recorded at the estimated fair value of the assets, which was considered the value more clearly determinable. The difference between the par value of the shares issued and the value of the property received, plus the associated expenses related to the issuance of these securities, was recorded as additional paid in capital of BR Energy.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

     At December 31, 1996, management reviewed the undeveloped leases acquired in the Target Leasing, Ltd. I acquisition for impairment. Due to adverse economic conditions and the near term expiration of a significant number of these leases, management concluded these assets had been impaired and adjusted the purchase price allocation by $615,000 as prescribed by FAS 38.
     In 1997, BR Energy issued an additional 32,000 shares of Series A Preferred Stock at a cash price of $3.00 per share. The Series A Preferred Stock bore a 12% annual dividend and each share was converted into one (1) share of BR Energy Common Stock. In total, 297,746 shares of Series A Preferred Stock were issued by BR Energy. All outstanding Series A Preferred Stock were subsequently converted to Common Stock on a 1 for 1 basis. No Series A Preferred Stock remained outstanding at December 31, 1999 or 1998.
     In October 1996, the Smackover/Woodbine I Joint Venture sponsored by the Company, and the West Currie Joint Venture sponsored by Fortune Exploration of Kentucky, Inc. agreed to purchase shares of BR Energy Series B Preferred Stock at $3.00 per share. A total of 95,500 shares of Series B Preferred Stock had been issued under this arrangement and all shares had been converted to Common Stock by December 31, 1998.

C. ADVANCES FROM/TO RELATED PARTIES

     During 1997, the Company purchased for $250,000 the J.W. Harris 1 C oil well from two shareholders of the Company's majority shareholder, Blue Ridge Group, Inc. Subsequent to this purchase, the well's performance deteriorated significantly and the selling parties agreed to buy the well back from the Company for the original purchase price of $250,000. This $250,000 was recorded in Advances to Affiliates at December 31, 1997, and was paid in full in March of 1998.
     During 1998, the Company agreed to participate with BR Group in the acquisition and development of oil and gas properties in the Appalachian Basin of Kentucky. The Company advanced $1,300,000, bearing interest at 12% per annum, to BR Group related to these acquisitions.
     During the years ended 1998 and 1999, the Company earned interest income under this arrangement of $73,400 and $27,153, respectively. During 1999, BR Group reduced this obligation through the sale of a drilling rig and ancillary equipment to the Company and performance of services in the drilling and completion of various oil and gas wells under the terms of turnkey drilling contracts. As of December 31, 1999, the balance had been reduced to $627,304. BR Group reduced this obligation to $ 711 by March 31, 2000 through the performance of additional services under the terms of turnkey drilling contracts and cash payments.

D. MANAGEMENT FEE ARRANGEMENTS

     BR Group provides various management, administrative, accounting and geological services for the Company at a rate of $20,000 per month which has been determined on a proportional basis because specific identification of expenses is not practical. Management believes that this cost allocation method of expenses is reasonable. Management of BR Energy is of the opinion that this management fee represents the fair market value of the services rendered. BR Energy also reimburses BR Group for marketing costs paid on its behalf which amounted to $176,540 in 1999. As of December 31, 1999 and 1998, approximately $0 was due and payable to BR Group under this arrangement.

E. TURNKEY DRILLING CONTRACTS

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

     The Company enters into turnkey drilling contracts with its privately sponsored oil and gas partnerships to drill oil and gas wells.
      The Company also enters into turnkey drilling contracts with BR Group to contract out the drilling and completion operations of all of its oil and gas wells. Both the Company and BR Group anticipate making a profit under these turnkey drilling contracts. During 1999 and 1998, BR Energy paid BR Group $3,616,100 and $1,428,382, respectively, for these turnkey drilling and completion services. See Footnote 2 for additional disclosure.

F. PURCHASE OF DRILLING EQUIPMENT FROM BR GROUP

     In March 1999, BR Energy purchased ancillary equipment to be used in association with drilling rig #4 from BR Group at a price of $415,000.
     In April 1999, BR Energy purchased drilling rig #2 with associated ancillary equipment from BR Group at a price of $750,000 and paid for these purchases through a reduction in its advances receivable from BR Group.

G. MANAGEMENT OF DRILLING RIGS

     The Company contracts with BR Group to manage and operate the two drilling rigs it purchased in 1999. BR Group also manages two other rigs owned by other affiliates of BR Group. BR Group collects all drilling revenues and pays all expenses related to the drilling operations and accounts to BR Energy on a periodic basis for the net profits from operations for the two rigs owned by BR Energy. The Company reported revenues of $792,439 and costs of $709,308 from the operation of the drilling rigs for the year ended December 31, 1999.

H. OTHER PROPERTY ACQUISITIONS

     The Company acquired certain oil and gas properties from its privately sponsored oil and gas partnerships through the issuance of 1,825,236 warrants to purchase common stock as more fully described in footnote 6, Property Acquisitions.

I. FEES TO BROKER DEALER

The Company has an affiliated broker dealer, Ridgemont Securities, Inc., that raises the majority of its funds through private placement offerings for oil and gas wells and the issuance of preferred stock. The fees and expenses paid to Ridgemont Securities, Inc. by BR Energy and the oil and gas partnerships during 1999 and 1998 are as follows:
                                                     1999        1998
                                                 -----------  -----------
Commissions                                      $ 1,088,138  $   546,713
Due Diligence Fees                                     43,49       49,938
Promotion Services                                   200,000            -
Reimbursed Expenses                                   80,780      101,511
                                              --------------  ------------
     Total                                       $ 1,412,411  $   698,162
                                                 ===========  ===========

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

5.   PROPERTY AND EQUIPMENT

Property and equipment, stated at cost, consisted of the following at December 31, 1999 and 1998:

                                                         1999        1998
                                                  ---------------  -----------
Proved Oil and Gas Properties                         $ 1,208,175  $   555,899
Drilling Rigs and Related Equipment                     2,105,774            -
Furniture and Fixtures                                        364          364
                                                  ---------------  -----------
                                                        3,314,313      556,263
Less Accumulated Depreciation and Amortization           (135,707)     (16,195)
                                                  ---------------  -----------
                                                      $ 3,178,606  $   540,068
                                                  ===============  ===========

     Depreciation, depletion and amortization expense was $117,695 and $17,978 during the years ended 1999 and 1998, respectively.
     During 1996, the Company acquired certain non-producing leasehold interests from Target Leasing, Ltd. I in exchange for preferred stock. These leases had an average term of two to three years and were evaluated annually to determine the appropriate carrying value. During 1998 and 1997, the Company evaluated these interests and recorded an impairment loss of $77,405 each year for these leases. As of December 31, 1998, the remaining carrying value of these leases was $0. (See Note 4).
     During 1996, the Company purchased an interest in drilling the Brookshire #1 well in Vermilion Parish, Louisiana from Mescalero Energy, Inc. for $126,000. In 1997, the operator of the well, Mescalero Energy filed for bankruptcy. As a result of the Operator's bankruptcy, the Company was unable to determine the present productive capabilities of the well or the legal status of production resulting from the well. Therefore, the Company recorded an impairment loss for the entire amount in this project, or $126,000 during 1997. The Company has had no further involvement or operations related to the Brookshire #1 well.
     During 1998, the Company evaluated its investment of $392,380 in the Home Stake #1 re-entry well. The estimated undiscounted future cash flows from the Home Stake #1 well were estimated to be $186,426 as of December 31, 1998. This estimated cash flow was calculated using the expected price disclosed in note 1 and utilizing revised projected reserve data. Such reserve data was based primarily on the consulting petroleum engineers December 31, 1998 reserve estimate, revised for actual production data obtained in late 1998 and early 1999. The expected future cash flow was discounted at 10% to arrive at a fair value of the property of $142,892. The excess of the carrying value of the asset over the fair value of the property was recorded as an impairment loss in 1998 of $250,000.

     During 1999 and 1998, the Company provided for abandonment and dry hole costs of $142,571 and $16,817. Abandonment losses represent the abandonment of an entire group of development wells in a common geological structure which ceased to be economically productive.

     The Company has pledged one of its drilling rigs and related equipment as collateral on the long term debt disclosed in Note 7.

6.   PROPERTY ACQUISITIONS

     During 1999, the Company made the following property acquisitions from partnerships they have previously syndicated:

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


         A. In 1999, the Company acquired a 100% working interest in the Keegan Gibson #1 oil well in Smith County, Texas from a limited partnership managed by the Company in exchange for the company's equity ownership of the partnership, the balance of the accounts receivable from the partnership and for issuing warrants to purchase 335,728 shares of BREY Common stock at $3.00 per share. The warrants are exercisable during the period March 27, 2000 to March 27, 2005 (See
Note 10). The purchase consideration recorded for this property acquisition approximated the Company's historical investment and related accounts receivable from the partnership The Company's investment and receivables approximated the estimated fair value of the working interest received from the partnership.
         B. The Company acquired in 1999, a 100.0% working interest in two gas wells in Sherman County, Texas from a limited partnership managed by the Company in exchange for the company's equity ownership of the partnership, the balance of the accounts receivable from the partnership and for the issuance of warrants to purchase 521,208 shares of BREY Common stock at $3.00 per share (See Note
10). The purchase consideration recorded for this property acquisition approximated the Company's historical investment and related accounts receivable from the partnership. The Company's investment and receivables approximated the estimated fair value of the working interest received from the partnership.
         C. During November, 1999, the Company acquired a 30% working interest in nine gas wells in Harlan County, Kentucky, owned by two of its oil and gas partnerships in exchange for BR Energy's 53.4% working interest in a gas well in Wharton County, Texas, BR Energy's 12.5% working interest in five development wells in Mingo and Wyoming Counties of West Virginia, and 968,300 warrants to purchase BREY Common stock at $3.00 per share (See Note 10). The transaction was recorded, in accordance with FASB 123, at the estimated fair value of the assets received being $338,400, as this was considered a more reliable measurement. Such amount approximated the Company's investment in the working interest of the Wharton, Mingo and Wyoming County gas wells..
         D. During 1999, the Company acquired two Ingersoll Rand drilling rigs and ancillary equipment at a cost of $2,105,774. These drilling rigs and equipment were purchased through the reduction of advances to Blue Ridge Group by $1,190,000, the issuance of long-term debt for $614,484 and the remainder of the purchase price, $301,290, being paid in cash.


7.   LONG-TERM DEBT

     During April 1999, the Company purchased a drilling rig and related equipment with a cash down payment of $245,000 and the balance of $614,484 financed over five years. The terms of the financing agreements requires monthly payments of $12,631 at interest rates ranging from 7.7% to 8.75%. The aggregate amount of required payments over the next five years as of December 31, 1999 are as follows:

                         2000                             $ 151,572
                         2001                               151,572
                         2002                               151,572
                         2003                               151,572
                         2004                                50,524
                                                          ---------
                                                            656,812
Less-amount representing interest                           128,070
                                                          ---------
Principal balance at December 31, 1999                    $ 528,742
                                                          =========

     These obligations are secured by a drilling rig and related equipment costing $656,486 and $230,150, respectively (See Note 5).

8.   INCOME TAXES

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

     The Company has adopted the provisions of SFAS 109, which requires the use of the "liability" method under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.
     The following reconciles the Company's Federal and State Income tax provision with the expected provision obtained by applying statutory rules to pre-tax income:

                                                   1999          1998
                                               -----------   -----------
Expected Tax Provision (Benefit)                $  85,907     $  28,575
Effect of Progressive Tax Rates                         -        (3,813)
                                               -----------   -----------
Tax Provision (Benefit)                         $  85,907     $  24,762
                                               ===========   ===========

The tax effect of significant temporary differences representing the net deferred tax liability at December 31, were as follows:

                                                   1999          1998
                                               -----------   -----------
Net Operating Loss Carry Forward                $ (12,000)   $  (35,442)
Intangible Drilling Costs                         162,139        99,674
                                               -----------   -----------
Net Deferred Tax Liability                      $ 150,139    $   64,232
                                               ===========   ===========

Income Tax Expense (Benefit) consists of the following components:

                                                   1999         1998
                                               ------------  -----------
Currently Payable (Refundable):
     Federal Income Tax                         $       -    $        -
     State Income Tax                               3,000           737
                                                -----------  -----------
                                                    3,000           737
Deferred Provision (Credit)                        82,907        24,025
                                                -----------  -----------
Total Tax Expense (Benefit)                     $  85,907    $   24,762
                                                ===========  ===========

     At December 31, 1999, the Company had a net operating loss carry forward of approximately $35,000 to offset future taxable income. This net operating loss carry forward will expire in 2019 unless utilized sooner.

9.   COMMITMENTS AND CONTINGENCIES

COMMITMENTS

     The Company has agreed to automatically convert all shares of preferred stock outstanding effective when a Securities Act Registration Statement for the Company's common stock is filed with the SEC, or two years from issuance, whichever comes first.

CONTINGENCIES

     The Company's drilling and oil and gas exploration and production operations are subject to inherent risks, including blowouts, fire and explosions which could result in personal injury or death, suspended

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

drilling operations, damage to or destruction of equipment, damage to producing formations and pollution or other environmental hazards. As a protection against these hazards, the Company maintains general liability insurance coverage of approximately $5 million limited to $1 million per occurrence. The Company believes it is adequately insured for public liability and property damage to others with respect to its operations. However, such insurance may not be sufficient to protect the Company against liability for all consequences of well disasters, extensive fire damage, or damage to the environment. The Company has never been fined or incurred liability for pollution or other environmental damage in connection with its operations.
     As of December 31, 1999, the Company had no significant customers or suppliers , other than Blue Ridge Group, which could have a significant adverse effect on the Company's operations.
     The Company conducts its banking relations with two local financial institutions and does not anticipate any significant problems with future credit extensions. A significant amount of the Company's operating funds are maintained in one local bank insured by the FDIC.

10. STOCKHOLDERS' EQUITY

     The Company is authorized to issue two classes of stock that are designated, respectively, common and preferred stock. The total number of shares of stock which the Company initially had the authority to issue was 20,000,000 shares being designated as common stock. As of December 31, 1999, the Company was authorized to issue 25,000,000 shares of stock, 20,000,000 being designated as common stock and 5,000,000 shares designated as preferred stock.

COMMON STOCK AND WARRANTS

     The Company was organized in November, 1994, as a Nevada corporation under the name of Gem Source, Incorporated (Gem Source) with an initial issuance of 1,000,000 shares of Common Stock with a par value of $0.001 per share. In 1995, Gem Source had an offering of 1,633,000 shares under Rule 504, an exemption under Regulation D from full registration with the SEC, to bring the total outstanding shares of common stock to 2,633,000.
     Blue Ridge Group, Inc. (BRG) acquired control of Gem Source in March, 1996, when BRG acquired 1,000,000 shares of restricted stock from existing stockholders at $0.10 a share, thereby paying a premium, in order to gain control. At the time of this acquisition, Gem Source, Inc. had total assets of less than $10,000 and BRG recorded the excess of cost over net assets acquired, approximately $90,000, as goodwill. In May 1996, the 2,633,000 outstanding common shares were the subject of a 5 to 1 reverse split resulting in outstanding shares of 526,600 with a par value of $0.005 per share. The name of the Company was also changed from Gem Source, Incorporated to Blue Ridge Energy, Inc. Additionally, in June 1996, BRG acquired another 1,000,000 of restricted common stock from the company treasury for $0.05 a share, or $50,000 and warrants to purchase an additional 2,000,000 shares of restricted common stock at $0.05 per share. The effective term of these warrants is from June 30, 1996 through June 30, 2001. During February 1998, the Company granted warrants to Blue Ridge Group, Inc. to purchase an additional 5,000,000 shares of restricted common stock at $0.05 per share. The effective term of these warrants is from March 31, 1998 through March 31, 2003.
     During 1997, the Company's majority shareholder, Blue Ridge Group, Inc., exercised warrants to purchase 200,000 shares of the Company's common stock at $0.05 per share or $10,000. Subsequently, Blue Ridge Group, Inc. distributed these shares of stock to investors in one of its partnerships.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


     During 1998, the Company's majority shareholder, Blue Ridge Group, Inc. exercised warrants to purchase 2,800,000 shares of the Company's common stock at $0.05 per share, or $140,000. Subsequently, Blue Ridge Group, Inc. distributed 890,427 of these shares to investors in several of its partnerships.
     A table at the end of this footnote discloses additional warrants issued and to be issued as of December 31, 1999.


     As of December 31, 1999, Blue Ridge Group owned warrants to purchase 4,000,000 shares of the Company's common stock at $0.05 per share. The warrants expire March 31, 2003.


SERIES A PREFERRED STOCK

     During May 1996, the Company authorized the issuance and sale of 300,000 shares of Series A Preferred Stock ("BRE Series A Preferred Stock") which has a par value of $0.001 per share, at $3.00 per share. The Series A Stock bears a 12% per annum dividend payable monthly. Each share of the Series A Stock shall be converted automatically into one (1) share of Common Stock effective when a Securities Act Registration Statement for the Common Stock is filed with the U.S. Securities and Exchange Commission (the "SEC") or September 30, 1998, whichever occurs first.
     In the event of any liquidation, dissolution or winding up of the Company either voluntary or involuntary, the existing holders of Series A Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock the amount of $3.00 per share plus all unpaid dividends on such share of each share of Series A Stock then held by the shareholder.
     In a Confidential Private Placement Memorandum dated July 25, 1996, the Company offered 300,000 shares of Series A Stock in exchange for partnership interests in Target Leasing, Ltd. I (See Note 4). As of December 31, 1999 and 1998 all of the Series A Stock had been converted into Common stock.

SERIES B PREFERRED STOCK

     During 1996, the Company authorized the issuance and sale of 300,000 shares of Series B Preferred Stock ("Series B Stock") which has a par value of $0.001 per share, at $3.00 per share. The Series B Stock bears a 12% per annum dividend payable monthly. Each share of the Series B Stock shall be converted automatically into two (2) shares of Common Stock effective when a Securities Act Registration Statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.
     In the event of any liquidation, dissolution or winding up of the Company either voluntary or involuntary, the existing holders of Series B Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock, the amount of $3.00 per share plus all unpaid dividends on such share of each share of Series B Stock then held by the shareholder.
     At December 31, 1999 and 1998 there were -0- and 27,158 shares of Series B Stock issued and outstanding.

SERIES C PREFERRED STOCK

     During 1997, the Company authorized the issuance and sale of 400,000 shares of Series C Preferred Stock ("Series C Stock") which has a par value of $0.001 per share at $6.00 per share. The Series C Stock bears a 12% per annum dividend payable monthly. Each share of the Series C Stock shall be converted automatically into two (2) shares of Common Stock effective when a Securities Act Registration Statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.
     In the event of any liquidation, dissolution or winding up of the Company, either voluntary or

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

involuntary, the existing holders of Series C Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock and the Series B Stock, the amount of $6.00 per share plus all unpaid dividends on such share of each share of Series C Stock then held by the shareholder.
     At December 31, 1999 and 1998, there were -0- and 169,450 shares of Series C Stock issued and outstanding.

SERIES D PREFERRED STOCK

     During 1998, the Company authorized the issuance and sale of 1,000,000 shares of Series D Preferred Stock ("Series D Stock") which has a par value of $0.001 per share at $5.00 per share. The Series D Stock bears a 12%per annum dividend payable monthly. Each share of the Series D Stock shall be converted automatically into one (1) share of Common Stock effective when a Securities Act Registration Statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.
     In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the existing holders of Series D Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company to the holders of Common Stock, but subordinate to the liquidation preference of the Series A Stock, the Series B Stock and the Series C Stock, the amount of $5.00 per share plus all unpaid dividends on such share of each share of Series D Stock then held by the shareholder.
     At December 31, 1999 and 1998, there were 636,950 and 267,700 shares of Series D Stock issued and outstanding, respectively. The total amount received from the sale of this stock was $3,184,750, less expenses paid of $777,759.

     A summary of the common and preferred stock account at December 31, 1999 is as follows:

                            ------------Shares----------- ---------Par Value--------             Paid-In
                            Authorized          Issued       Per Share          Total            Capital
                            ----------          ------       ---------          -----            -------
Common                      20,000,000        5,809,794       $ 0.005         $ 29,049         $ 1,801,744
Preferred
     Series D                1,000,000          636,950       $ 0.001              637           2,406,991


                The following table discloses warrants issued or
                       to be issued as December 31, 1999:

Title of                    Aggregate Amount          Date from           Price at             Issued
Issue of                      of Securities        which Warrants      which Warrants            in
Securities               called for by Warrants    are Exercisable     are Exercisable     Connection with
---------------          ----------------------    ---------------     ---------------     ---------------

WARRANTS ISSUED (1)
Series D Preferred              267,700              May 31, 1998       $1.00 for 1 share
Stock Warrants                 Warrants                through             of BREY             Series D
                                                     May 31, 2003        Common Stock       Preferred Stock

Series D2 Preferred             429,900              June 8, 2000       $1.00 for 1 share
Stock Warrants                 Warrants                through              of BREY            Series D2
                                                     May 31, 2004         Common Stock      Preferred Stock

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


Series E                     632,133                January 1, 2000     $3.00 for 1 share  Sale of units in
Stock Warrants               Warrants                  through            of BREY            1998 Year End
                                                    January 1, 2004     Common Stock        Drilling Program

WARRANTS TO BE ISSUED (2)

Series F                     335,728                 March 27, 2000     $3.00 for 1 share  Exchange for proved
Stock Warrants               Warrants                  through             of BREY           properties from
                                                     March 27, 2005     Common Stock       Paluxy Partnership

Series F                     521,208                 March 27, 2000     $3.00 for 1 share  Exchange for proved
Stock Warrants               Warrants                  through             of BREY           properties from
                                                     March 27, 2005     Common Stock       Sherman Moore

Series G                     438,262                 November, 2000     $3.00 for 1 share   Sale of units in
Stock Warrants               Warrants                  through             of BREY           B. U. Ranch  #1
                                                     October, 2002      Common Stock          Partnership

Series G                     600,000                 November, 2000     $3.00 for 1 share   Exchange for proved
Stock Warrants               Warrants                  through             of BREY          properties from
                                                     October, 2002      Common Stock         Cumberland Gap 10
                                                                                              Partnership

Series G                     368,300                 November, 2000     $3.00 for 1 share   Exchange for proved
Stock Warrants               Warrants                  through             of BREY           properties from
                                                     October, 2002      Common Stock         Harlan Cnty Ptnshp

Series G                     82,500                  November, 2000     $3.00 for 1 share      Sale of units
Stock Warrants               Warrants                  through             of BREY             in Mid South
                                                     October, 2002      Common Stock            Partnership


Notes: (1) These Warrants have not been registered with the SEC and accordingly, are restricted as to sale  under Rule 144.
       (2) As of December 31, 1999, BR Energy had committed to issue common stock warrants to these noted partnerships.

11.  SUBSEQUENT EVENTS

     During the first quarter of 2000, Blue Ridge Group, Inc. reduced the balance on its line of credit with the Company from approximately $627,000 to $-0-. This was accomplished through: (1) cash payments and (2) services performed in the drilling and completion of several wells in the Appalachian Basin for the Company.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



12.  SUPPLEMENTAL INFORMATION ABOUT OIL AND GAS PRODUCING PROPERTIES
         (UNAUDITED)

Costs incurred in oil and gas acquisition, exploration and development activities:
                                                           1999         1998
                                                       ----------   -----------
Acquisition of properties
     -Proved                                           $  629,052   $         -
     -Unproved                                                  -        75,000
Exploration costs                                               -             -
Development costs                                         294,260       225,350
Company's share of equity method investee costs of
property acquisition exploration and development           57,970       192,350
                                                       ----------   -----------
                                                       $  981,282   $   492,700
                                                       ==========   ===========



Results of Operations for Oil and Gas Producing Activities for the Years ended December 31, 1999 and 1998:
                                                              (UNAUDITED)
                                                            1999        1998
                                                       -----------  -----------
Oil and gas sales                                      $    60,226  $   27,501
Gain on sale of oil and gas leases                               -      75,000
Production costs                                           (17,741)    (27,225)
Exploration expenses                                      (142,571)    (16,817)
Depreciation, depletion, and amortization
      and valuation provision                              ( 9,272)   (343,405)
                                                       ------------ -----------
                                                          (109,358)   (284,946)
Income tax credit                                           37,182      96,882
                                                       ------------ ----------
Results of operations for oil and gas
 producing activities (excluding
     corporate overhead and financing cost)            $   (72,176) $ (188,064)
                                                       ===========  ==========

RESERVE QUANTITIES (UNAUDITED)

     The following tables present estimates of the Company's proved oil and gas reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available. All of the Company's reserves are located in the United States.
     Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


                                                                                            Oil (BBLS)     Gas (MCF)
Reserves-December 31, 1997                                                                     2,236           --
Purchases of minerals in place                                                                13,452         10,850
Extensions                                                                                    20,989         22,000
Production                                                                                    (1,718)        (2,000)
                                                                                           -----------    -----------
Reserves-December 31, 1998                                                                    34,959         30,850
Revisions                                                                                    (14,397)       (12,850)
Purchase of minerals in place                                                                  3,564        226,861
Extensions                                                                                      --          303,843
Production                                                                                    (2,552)        (4,115)
                                                                                           -----------    -----------
Reserves-December 31, 1999                                                                    21,574        544,589
                                                                                           ===========    ===========

Proved Developed Reserves
     December 31, 1998                                                                        34,959         30,850
                                                                                           -----------    -----------
     December 31, 1999                                                                        21,574        544,589
                                                                                           -----------    -----------


STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS (UNAUDITED)

The following table presents the standardized measure of discounted future net cash flows relating to proved oil and gas reserves in accordance with SFAS 69:
                                                                                         December 31,    December 31,
                                                                                             1999           1998
                                                                                          -----------    -----------
Future cash inflows                                                                      $ 2,216,249    $   414,648
Future development costs                                                                     (19,663)          --
Future production costs                                                                     (750,272)      (122,981)
Future income taxes                                                                         (189,529)        (8,419)
                                                                                          -----------    -----------
Future net cash flows                                                                      1,256,785        283,248
10% annual discount for estimated timing of cash flow                                       (609,961)      (102,836)
                                                                                          -----------    -----------
Standardized measure of discounted future net cash flows                                 $   646,824    $   180,412
                                                                                          ===========    ===========

Changes in Standardized Measure of Discounted
     Future Net Cash Flows:
Standardized measure of discounted future net
     cash flows (beginning)                                                              $   180,412    $    18,138
Sales of oil and gas, net of production costs                                                (42,485)          (276)
Net changes in price and production costs                                                    207,716        (26,832)
Revisions of previous quantity estimates                                                     (89,388)        (1,546)
Change in future income taxes                                                               (181,110)        (4,548)
Accretion of discount                                                                       (507,125)       (96,349)
Extensions and discoveries less related costs                                                812,656        180,157
Purchases and sales of minerals in place                                                     266,148        111,668
                                                                                          -----------    -----------
Standardized measure of discounted future net
      cash flows (ending)                                                                $   646,824    $   180,412
                                                                                          ===========    ===========

                                      F-23

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of prices changed only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

                             BLUE RIDGE ENERGY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

13.  FINANCIAL INFORMATION RELATING TO INDUSTRY SEGMENTS

The Company's operating activities can be divided into three major segments: turnkey drilling services for Company sponsored partnerships, contract drilling services and the operation of oil and gas properties. The Company earns income from drilling oil and gas wells for Company-sponsored drilling partnerships and retains an interest in each well. The Company also engages in providing contract drilling services for its limited partnerships and third parties. The Company charges Company sponsored partnerships and other third parties competitive industry rates for well operations and drilling services. Segment information for the years ended December 31, 1999 and 1998 is as follows:

                                                       December 31, December 31,
                                                           1999        1998
                                                       ------------ ------------

SEGMENT REVENUES:
    Turnkey Revenue and Related Partnership Fees        $5,017,984    $2,060,189
    Contract Drilling Services                             792,439          --
    Oil and Gas Sales                                       60,226        27,501
    Unallocated Amounts (1)                                 27,153        82,181
                                                        ----------    ----------
    Total Revenues                                      $5,897,802    $2,169,871
                                                        ==========    ==========

     (1) Interest income is not allocated in assessing segment performance.

SEGMENT INCOME / LOSS BEFORE INCOME TAXES:
     Turnkey Income and Related Partnership Fees     $   583,144    $   160,997
     Contract Drilling Services                          (25,239)          --
     Oil and Gas Production                               33,160        (17,702)
     Unallocated Amounts:
         General and Administrative                     (353,860)      (166,104)
         Interest Income (Expense), net                    1,669         82,181
         Other                                              --           13,441
                                                     -----------    -----------
     Total Income (Loss)                             $   238,874    $    72,813
                                                     ===========    ===========

SEGMENT ASSETS:
     Turnkey Drilling Operations                     $ 1,049,665    $ 1,889,397
     Contract Drilling Rig Operations                  1,995,703         65,000
     Oil and Gas Production Operations                 1,182,903        540,068
     Unallocated Amounts
         Cash                                            131,465        480,952
         Other                                              --           19,925
                                                     -----------    -----------
     Total Assets                                    $ 4,359,736    $ 2,995,342
                                                     ===========    ===========

EXPENDITURES FOR SEGMENT LONG-LIVED ASSETS
     Turnkey Operations                              $      --      $      --
     Contract Drilling Services                        2,105,774           --
     Oil and Gas Production Operations                   744,992        492,700
                                                     -----------    -----------
     Total Expenditures                              $ 2,850,766    $   492,700
                                                     ===========    ===========

                   REPORT OF REVIEW BY INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of Blue Ridge Energy, Inc. Bowling Green, KY


     We have reviewed the accompanying condensed balance sheet of Blue Ridge Energy, Inc. as of June 30, 2000 and the related condensed statements of income for each of the three month and six month periods ended June 30, 2000 and 1999 and the condensed statements of cash flows for the six month period ended June 30, 2000 and 1999. Such condensed interim financial statements and related disclosures have been prepared in accordance with the required format and disclosures prescribed by the SEC. These interim financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed interim financial statements for them to be in conformity with generally accepted accounting principles.

     We previously audited, in accordance with generally accepted auditing standards, the Blue Ridge Energy, Inc. balance sheet as of December 31, 1999, and the related statements of income, stockholders' equity, and cash flows for the year then ended (not presented herein), and in our report dated March 24, 2000 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of December 31, 1999, is fairly stated in all material respects, in relation to the balance sheet from which it has been derived.



Looney, Samson & Associates, P.L.L.C.
Dallas, Texas
August 11, 2000

                             BLUE RIDGE ENERGY, INC.
                            CONDENSED BALANCE SHEETS
                                   (UNAUDITED)


                                               JUNE 30,           DECEMBER 31,
                                                 2000                1999
                                          --------------          ------------
ASSETS

CURRENT ASSETS:
Cash                                        $    204,729           $   131,465
Accounts Receivable:
   Managed Limited Partnerships                  412,828               337,276
   Trade and Other                               136,511                74,275
   Advances to Related Parties                    82,545               627,304
                                          --------------          ------------

         TOTAL CURRENT ASSETS                    836,613             1,170,320

PROPERTY AND EQUIPMENT, NET                    3,693,861             3,178,606

OTHER ASSETS                                      20,536                10,810
                                          --------------         -------------

TOTAL ASSETS                                 $ 4,551,010           $ 4,359,736
                                             ===========           ===========



   The Accountants' Review Report and accompanying notes are an integral part of these financial statements

                             BLUE RIDGE ENERGY, INC.
                            CONDENSED BALANCE SHEETS
                                   (UNAUDITED)

                                                                               JUNE 30,             DECEMBER 31,
                                                                                 2000                   1999
                                                                             ------------           ------------
LIABILITIES AND
---------------
STOCKHOLDERS' EQUITY
--------------------
CURRENT LIABILITIES:
Accounts Payable and Accrued Expenses                                        $    104,259           $     90,835
Current Portion Long Term Debt                                                    110,231                110,231
                                                                             ------------           ------------
         TOTAL CURRENT LIABILITIES                                                214,490                201,066

LONG TERM DEBT                                                                    335,128                418,511
DEFERRED INCOME TAX LIABILITY                                                     238,807                150,139
                                                                             ------------           ------------
         TOTAL LIABILITIES                                                        788,425                769,716

COMMITMENTS AND CONTINGENCIES                                                        ---                    ---

STOCKHOLDERS' EQUITY:
Preferred Stock, $0.001 par value; 5,000,000 shares authorized; 697,600 and
    636,950 shares issued and outstanding at June 30, 2000
    and December 31, 1999, respectively                                               698                    637
Common Stock, $0.005 par value; 20,000,000
    shares authorized; 5,810,794 and 5,809,794 shares
    issued and outstanding at June 30, 2000
    and December 31, 1999, respectively                                            29,054                 29,049
 Additional Paid-In Capital                                                     4,398,426              4,208,735
Accumulated Deficit                                                              (665,593)              (648,401)
                                                                             ------------           ------------
         TOTAL STOCKHOLDERS' EQUITY                                             3,762,585              3,590,020
                                                                             ------------           ------------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                                         $  4,551,010           $  4,359,736
                                                                             ============           ============




   The Accountants' Review Report and accompanying notes are an integral part of these financial statements

                             BLUE RIDGE ENERGY, INC.
                         CONDENSED STATEMENTS OF INCOME
                                   (UNAUDITED)

                                                                  3 MONTHS ENDED                  6 MONTHS ENDED
                                                                     JUNE 30,                         JUNE 30,
OPERATING REVENUES:                                              2000             1999              2000            1999
-------------------                                     -------------   --------------     -------------   -------------
Turnkey Contract Sales                                   $    836,806     $    928,800       $ 1,697,418     $ 3,008,400
Management Fees                                                31,537           60,000            73,232         115,675
Drilling Services Sales                                       275,921          294,651           578,644         294,651
Oil and Gas Sales                                              52,191            7,485           121,036          14,190
                                                         ------------     ------------       -----------     -----------
         Total Operating Revenues                           1,196,455        1,290,936         2,470,330       3,432,916

OPERATING COSTS AND
-------------------
OTHER EXPENSES:
---------------
Turnkey Contract Costs                                        665,337          750,500         1,328,815       2,417,000
Drilling Services Costs                                       175,653          291,112           441,789         291,112
Lease Operating Costs                                          10,235            3,224            23,760           7,482
Depreciation, Depletion
   and Amortization                                            36,000           17,221            72,000          20,253
Marketing Costs                                                 3,629           56,462             3,629         180,911
General and Administrative Costs                              170,171           56,057           307,092          77,787
                                                         ------------     ------------       -----------     -----------
         Total Operating Costs                              1,061,025        1,174,576         2,177,085       2,994,545
                                                         ------------     ------------       -----------     -----------

OPERATING INCOME                                              135,430          116,360           293,245         438,371

OTHER INCOME (EXPENSE):
-----------------------
Interest Income (Expense)                                     (12,673)          (7,841)          (22,008)         16,364
                                                          ------------    ------------       -----------     -----------
         Total Other Income (Expense)                         (12,673)          (7,841)          (22,008)         16,364
                                                          ------------    ------------       -----------     -----------
NET INCOME BEFORE TAXES                                       122,757          108,519           271,237         454,735
Income Tax Provision                                          (39,670)         (30,041)          (88,668)       (144,281)
                                                          -----------     ------------       -----------     -----------
NET INCOME                                                $    83,087      $    78,478       $   182,569      $  310,454
                                                          ===========      ===========       ===========      ==========
EARNINGS  PER
COMMON SHARE:
     Basic                                                $     (0.00)     $      0.00       $     (0.00)     $     0.03
                                                          ===========      ===========       ===========      ==========
     Diluted                                              $     (0.00)     $      0.00       $     (0.00) $         0.03
                                                          ===========      ===========       ===========      ==========
     Weighted Average Common
         Shares Outstanding                                 5,810,028        5,166,578         5,809,916       5,167,411
                                                          ===========      ===========       ===========      ==========





   The Accountants' Review Report and accompanying notes are an integral part of these financial statements.

                            BLUE RIDGE ENERGY, INC.
                       CONDENSED STATEMENTS OF CASH FLOWS

                                  (Unaudited)
                                                             6 Months Ended
                                                                 June 30,
OPERATING REVENUES:                                         2000          1999
-------------------                                      -----------   -----------
   CASH FLOWS FROM
   OPERATING ACTIVITIES:

     Net Income (Loss)                                   $   182,569    $   310,454
     Adjustments to Reconcile Net Income to
     Net Cash Flows from Operating Activities:
       Depreciation, Depletion and Amortization               72,000         20,253
       Increase (Decrease) in Deferred Taxes                  88,668        144,281
       Decrease (Increase) in Accounts Receivable           (137,789)        77,790
       Increase (Decrease) in Accounts Payable
            and Accrued Liabilities                           13,424       (280,258)
                                                          ----------     ----------
NET CASH PROVIDED (USED) BY
   OPERATING ACTIVITIES                                      218,872        272,520
CASH FLOWS FROM
INVESTING ACTIVITIES:
     Decrease (Increase) in Advances to Affiliate            544,759      1,209,156
     Decrease (Increase)  in Other Assets                     (9,726)        54,873
     Purchase of Drilling Equipment                         (116,711)    (2,089,484)
     Purchase of Oil and Gas Properties                     (470,545)      (296,409)
                                                          ----------     ----------
     NET CASH PROVIDED (USED)BY
      INVESTING ACTIVITIES                                   (52,223)    (1,121,864)
     CASH FLOWS FROM
     FINANCING ACTIVITIES:
     Additions to Notes Payable                                 --          587,603
     Payments of Notes Payable                               (83,383)      (141,000)
     Issuance of Preferred Stock                             188,577        227,425
     Exercise of Common Stock Warrants                         1,000           --
     Retirement of Common Stock                                 --          (15,000)
     Payments of Preferred Stock Dividends                  (199,579)      (147,923)
                                                          ----------     ----------
NET CASH PROVIDED (USED)
   BY FINANCING ACTIVITIES                                   (93,385)       511,105
                                                          ----------     ----------
     NET INCREASE (DECREASE) IN CASH                          73,264       (338,239)
     CASH AT BEGINNING OF PERIOD                             131,465        480,952
                                                          ----------     ----------
     CASH AT END OF PERIOD                               $   204,729    $   142,713
                                                          ==========     ==========
     SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash Paid for Interest                              $    24,067    $     5,062
                                                          ==========     ==========
Cash Paid for Income Taxes                               $      --      $      --
                                                          ==========     ==========



          The Accountants' Review Report and accompanying notes are an integral part of these financial statements.

                             BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                                  JUNE 30, 2000

     1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------------------------

GENERAL
     Blue Ridge Energy, Inc., (the Company), a Nevada corporation, was organized in November, 1994, as Gem Source, Incorporated (Gem Source), and subsequently changed the name of the Company to Blue Ridge Energy, Inc. in May, 1996. The Company has offices at 632 Adams Street, Suite 710, Bowling Green, Kentucky, 42101

     The Company is engaged in the oil and gas business primarily in Texas, Kentucky, New Mexico and West Virginia. The Company sponsors oil and gas drilling partnerships through which it raises money for the drilling of oil and gas wells and participates for a 1% partnership interest as the managing general partner of the oil and gas exploration partnerships. The Company also owns two drilling rigs. These rigs are used to drill oil and gas wells for the sponsored oil and gas drilling partnerships and also other non-affiliated oil and gas companies. The rigs are operated on behalf of the Company by an affiliate, Blue Ridge Group, Inc.

     The Company also acquires direct working interest participation in oil and gas properties. The participation includes both operated and non-operated working interest in exploratory and development wells. These acquisitions are funded by a combination of the profits earned from sponsoring oil and gas drilling programs, the profit earned from contract drilling and from the proceeds of private offerings of preferred stock.

     The Company intends to maintain an active role in the oil and gas industry as an operator of oil and gas wells, a sponsor of oil and gas drilling programs, a participant in oil and gas programs, and as an independent producer of oil and gas.

PRINCIPLES OF CONSOLIDATION
     The accompanying financial statements include the accounts of Blue Ridge Energy, Inc. and its investment in limited partnerships for which it acts as managing general partner. As such, the Company has the sole and exclusive right and power to manage and control the partnership. The Company accounts for its investment in limited partnerships under the proportionate consolidation method. Under this method, the Company's financial statements include its pro rata share of assets and liabilities and revenues and expenses, respectively, of the limited partnerships in which it participates. All material intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                             BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                                  JUNE 30, 2000

DRILLING RIG OPERATIONS
     The Company follows the completed contract method of accounting for turnkey drilling arrangements. Under this method, all income under drilling contracts, expenses under drilling contracts, all direct costs, and appropriate portions of indirect costs related to contracts in progress are recognized as revenues and expenses in the period the contracts are substantially complete. This accounting method has been utilized by the Company based on the short term nature of the drilling contracts, i.e. 5-10 days.

WORKING INTERESTS
     Oil and gas revenue from working interests the Company owns are recognized at the point of sale.

MANAGED LIMITED PARTNERSHIPS
     The Company sponsors privately offered limited partnerships for which it serves as the Managing General Partner. The purpose of these partnerships is to acquire and develop oil and gas leases. The partnerships enter into turnkey drilling contracts with the Company to drill, complete and equip, if warranted, the oil and gas leases. The Company receives direct compensation, reimbursement of costs and expenses, and revenues related to turnkey drilling contracts. The Company normally participates for 1% of the Limited Partnerships as the Managing General Partner.
     The Company follows the industry practice of pro rata consolidation of its investments in these partnerships. Accordingly, the Company records on its financial statements its pro rata share of the assets, liabilities, revenues and expenses of each partnership. In connection with the sponsorship of oil and gas partnerships, the Company receives a management fee of approximately 5% of the capital contributions. Such fees are credited to income as earned.

PROPERTY AND EQUIPMENT
     Property and equipment (other than oil and gas) are stated at cost. Depreciation is recognized on the straight line method, after considering salvage value, over the estimated useful lives of the assets as follows:

                                                 Lives (Years)
                                                 -------------
       Machinery and Equipment                        10
       Autos and Trucks                                5
       Furniture and Fixtures                         10

     The Company follows the successful efforts method of accounting for oil and gas producing activities. Under the successful efforts method of accounting, costs which relate directly to the discovery of oil and gas reserves are capitalized. These capitalized costs include;
         (1) the costs of acquiring mineral interest in properties,
         (2) costs to drill and equip exploratory wells that find proved reserves,
         (3) costs to drill and equip development wells and
         (4) costs for support equipment and facilities used in oil and gas producing activities.
     These costs are depreciated, depleted or amortized on the unit of productions method, based on estimates of recoverable proved developed oil and gas reserves.
     Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

                             BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                                  JUNE 30, 2000

     The costs of acquiring unproved properties are capitalized as incurred and carried until the property is reclassified as a producing oil and gas property, or considered impaired. The Company annually assesses its unimproved properties to determine whether they have been impaired. If the results of this assessment indicate impairment, a loss is recognized by providing a valuation allowance. When an unproved property is surrendered, the costs related thereto are charged to the application valuation allowance, if adequate, or charged as a loss to current operations.
     The costs of drilling exploratory wells are capitalized as part of the Company's uncompleted wells, equipment and facilities pending determination of whether the well has found proved reserves. Once a determination is made, the capitalized costs are either charged to expense or reclassification as part of the costs of the Company's wells and related equipment. In the absence of a determination as to whether the reserves that have been found can be classified as proved, the costs of drilling such an exploratory well are not carried as an asset for more than one year following completion of drilling. If after a year has passed, the Company is unable to determine that proved reserves have been found, the well is assumed to be impaired, and its costs are charged to expense.
     Upon disposition or retirement of property and equipment other than oil and gas properties, the cost and related accumulated depreciation are removed from the accounts and the gain or loss thereon, if any, is credited or charged to income. The Company recognizes the gain or loss on the sale of either a part of a proved oil and gas property or of an entire proved oil and gas property constituting a part of a field upon the sale or other disposition of such. The unamortized cost of the property or group of properties, a part of which was sold or otherwise disposed of, is apportioned to the interest sold and interest retained on the basis of the fair value of those interests.

IMPAIRMENT OF LONG-LIVED ASSETS
     The Company follows the provisions of SFAS 121 - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Consequently, the Company reviews its long-lived assets to be held and used, including oil and gas properties accounted for under the successful efforts method of accounting. Whenever events or circumstances indicate the carrying value of those assets may not be recoverable, an impairment loss for proved properties and capitalized exploration and development costs is recognized. The Company assesses impairment of capitalized costs of proved oil and gas properties by comparing net capitalized costs to undiscounted future net cash flows on a field-by-field basis using expected prices. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognized to the extent that net capitalized costs exceed the estimated fair value of the property. Fair value of the property is estimated by the company using the present value of estimated future cash flows discounted at 10%.

EARNINGS PER COMMON SHARE
     The Company's basic earnings per common share ("Basic EPS") is based on the weighted average number of common shares outstanding during the respective periods. The income available to common shareholders is computed after deducting dividends on the preferred stock. The convertible preferred stock and outstanding stock warrants are considered anti-dilutive and therefore, excluded from the earnings per share calculations.

     The following is a reconciliation of the numerators and denominators used in the calculation of Basic EPS for the 3 months ended June 30, 2000 and 1999:

                             BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                                  JUNE 30, 2000




                                          3 Months
Basic Eps Computation B                 June 30, 2000
-----------------------                 -------------

Net Income                                $  83,087

Less: Preferred Stock Dividends            (104,640)
                                          ----------
Earnings Available to Common Stockholders $ (21,553)
                                          ==========

  Dates                Shares         Fraction            Weighted
Outstanding         Outstanding       of Period         Average Shares
-----------         -----------       ---------         --------------
April 1 - June 30    5,809,794          100.0%            5,809,794
June 8 - June 30         1,000           24.4%                  244
                                                          ---------
Weighted Average Shares                                   5,810,038
                                                          =========

                                                                 3 Months
                                                               June 30, 2000
                                                               -------------
                                                                $     (0.00)

                                                                 3 Months
Basic EPS Computation B                                        June 30, 1999
---------------------                                          -------------
Net Income                                                      $    78,478

Less: Preferred Stock Dividends                                     (78,365)
                                                                -----------
Earnings Available to Common Stockholders                       $       113
                                                                ===========

  Dates                Shares         Fraction            Weighted
Outstanding         Outstanding       of Period         Average Shares
-----------         -----------      ----------         --------------
April 1 - June 30    5,166,578          100.0%            5,166,578
                                                          ---------
Weighted Average Shares                                   5,166,578
                                                          =========

                                                                3 Months
                                                              June 30, 1999
                                                              -------------
Basic EPS                                                         $ 0.00
                                                                  ------

     The following is a reconciliation of the numerators and denominators used in the calculation of Basic EPS for the 6 months ended June 30, 2000 and 1999:

                                                                 6 Months
Basic Eps Computation B                                        June 30, 2000
---------------------                                          -------------
      Net Income                                                 $ 182,569
Less: Preferred Stock Dividends                                   (199,579)
                                                                 ---------
Earnings Available to Common Stockholders                        $ (17,010)
                                                                 =========

                             BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                                  JUNE 30, 2000

  Dates                Shares         Fraction            Weighted
Outstanding         Outstanding       of Period         Average Shares
-----------         -----------       ---------         --------------

January 1 - June 30  5,809,794         100.0%              5,809,794
June 8 - June 30         1,000          12.2%                    122
                                                           ---------
Weighted Average Shares                                    5,809,916
                                                           =========

                                                                    6 Months
                                                                  June 30, 2000
                                                                  -------------
                           Basic EPS                                $ (0.00)
                                                                    -------

                                            6 Months
BASIC EPS COMPUTATION B                   June 30, 1999
---------------------                     -------------

                  Net Income                $ 310,454

Less: Preferred Stock Dividends              (147,923)
                                            ---------
Earnings Available to Common Stockholders   $ 162,531
                                            =========

  Dates                Shares         Fraction            Weighted
Outstanding         Outstanding       of Period         Average Shares
-----------         -----------       ---------         --------------

January 1 - June 30  5,171,578          100.0%             5,171,578

February 1- June 30     (5,000)          83.3%                (4,167)
                                                           ---------
Weighted Average Shares                                    5,167,411
                                                           =========

                                                                    6 Months
                                                                  June 30, 1999
                                                                  -------------
                                Basic EPS                             $ 0.03
                                                                      ------


INCOME TAXES

     Income taxes are provided based on earnings reported for financial statement purposes. The provisions for income taxes differ from the amounts currently payable because of temporary differences (primarily intangible drilling costs and the Company's net operating loss carryforward) in the recognition of certain income and expense items for financial reporting and tax reporting purposes.

CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and cash on deposit. The Company defines cash equivalents as short-term and highly liquid investments that are both readily convertible to known amounts of cash and have an original maturity of less than 90 days..

                             BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                                  JUNE 30, 2000

2. AFFILIATED OIL AND GAS PARTNERSHIPS
   -----------------------------------

     The Company provides turnkey drilling services for the various oil and gas partnerships which it sponsors. Fees earned for these drilling services, including the sale of leases to the partnerships, amounted to $836,806 and $928,800 during the three months ended June 30, 2000 and 1999, respectively, and $1,697,418 and $3,008,400 during the six months ended June 30, 2000 and 1999, respectively. The Company receives a management fee from the partnerships for its services in connection with the selection of the joint venture prospects and the initial operations of the joint venture in addition to syndication fees for funds raised directly by the Company. Management fees and syndication fees earned during the three months ended June 30, 2000 and 1999 amounted to $31,537 and $60,000, respectively, and $73,232 and $115,675 during the six months ended June 30, 2000 and 1999, respectively.

     In connection with the sponsorship of oil and gas partnerships, the Company is reimbursed by the partnerships for certain operating and overhead costs incurred on their behalf, including filing fees, legal fees, accounting fees, printing costs and other miscellaneous expenses. These reimbursements, which are offset against marketing and general and administrative costs, totaled $17,991 and $33,600 during the three months ended June 30, 2000 and 1999, respectively, and $55,951 and $65,415 during the six months ended June 30, 2000 and 1999, respectively, and are netted against marketing costs in the accompanying financial statements.

     Included in the Company=s financial statements are contributions made to the various Company sponsored oil and gas partnerships, less the applicable loss generated by these partnerships relative to the Company's percentage ownership. The Company has allocated, on a pro-rata basis the amounts associated with these investments to the appropriate asset, liability, income and expense accounts.

3. RELATED PARTY TRANSACTIONS
   --------------------------

STOCK TRANSACTIONS

     As of June 30, 2000, there are 5,810,794 shares of common stock issued and outstanding. A total of 3,126,893 shares are held by Blue Ridge Group, Inc. and the remainder of 2,683,901 shares are held by approximately 500 shareholders, 40 of which are original stockholders of the Company.

     In June, 1997, BR Group exercised warrants to purchase 200,000 restricted shares of BR Energy's common stock. In June, 1998, BR Group exercised warrants to purchase 2,800,000 restricted shares of BR Energy's common stock. At June 30, 2000, BR Group owned warrants to purchase an additional 4,000,000 shares of common stock at $0.05 per share which expire March 31, 2003.

ADVANCES FROM RELATED PARTIES

     During 1998, the Company agreed with Blue Ridge Group, Inc. to acquire and develop oil and gas properties and drilling equipment in the Appalachian Basin of Kentucky. In order to facilitate the acquisition of these properties the Company advanced approximately $1,300,000, bearing interest at 12% per annum, to Blue Ridge Group, Inc. As of June 30, 2000 approximately $98,989 in interest

                             BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                                  JUNE 30, 2000

had been earned under this arrangement and the balance had been paid down to $82,545 via the drilling of gas wells and the purchase of drilling equipment.

     Additionally, Blue Ridge Group, Inc. provides various management, administrative, accounting and geological services for the Company at a rate of $20,000 per month which has been determined on a proportional basis because specific identification of expenses is not practical. Management believes that this cost allocation method is reasonable and represents the fair value of the services rendered. The Company also reimbursed Blue Ridge Group for direct costs paid on its behalf. As of June 30, 2000 and 1999, approximately $0 was due and payable to Blue Ridge Group under this arrangement.

4. PROPERTY AND EQUIPMENT
   ----------------------

     Property and equipment, stated at cost, consisted of the following at June 30 2000 and December 31,1999:

                                                       2000              1999
                                                  -------------       ----------
Oil and Gas Properties                              $1,678,719        $1,208,175
Drilling Rigs and Equipment                          2,222,485         2,208,175
Furniture and Fixtures                                     364               364
                                                    ----------        ----------
                                                     3,901,568         3,314,313
Less Accumulated Depreciation                          207,707           135,707
                                                    ----------        ----------
                                                    $3,693,861        $3,178,606


     Depreciation expense was $36,000 and $17,221 during the three months ended June 30, 2000 and 1999, respectively, and $72,000 and $20,253 during the six months ended June 30, 2000 and 1999, respectively.

     During the first quarter of 1999 the Company consummated the purchase of an Ingersoll Rand drilling rig and its ancillary equipment for approximately $1.35 million of which approximately $600 thousand was provided by long term debt. In June, 1999 the Company consummated the purchase of another Ingersoll Rand drilling rig from Blue Ridge Group, Inc. for approximately $750 thousand.

 5.  COMMITMENTS AND CONTINGENCIES
     -----------------------------

 COMMITMENTS
     The Company has agreed to automatically convert all shares of preferred stock outstanding effective when a Securities Act Registration Statement for the Company's common stock is filed with the SEC, or two years from issuance, whichever comes first.


         The following are the primary properties held by BR Energy as of October 31, 2000:

         Lawrence County, Kentucky: During the second quarter of 2000, BR Energy committed to the acquisition and development of undeveloped and non-producing oil and gas leases consisting of a 50% Working Interest in 11 wells to be drilled in the Boon's Camp Prospect and a 50% Working Interest in 11 wells to be drilled in the Contrary Creek Prospect in Lawrence County, Kentucky. Drilling in the Boon's Camp Prospect will begin during the third quarter of 2000 and drilling of the Contrary Creek Prospect is scheduled to begin during the fourth quarter of 2000.

                             BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                                  JUNE 30, 2000


         Logan County, West Virginia: During the second quarter of 2000, BR Energy committed to the acquisition and development of undeveloped and non-producing oil and gas leases consisting of a 50% Working Interest in 5 wells to be drilled in the McDonald Prospect in Logan County, West Virginia. Drilling in this prospect is scheduled to begin during the fourth quarter of 2000.

         Tyler County, Texas: During the second quarter of 2000, BR Energy committed to the acquisition and development of undeveloped and non-producing oil and gas leases consisting of a 40% Working Interest in 2 wells to be drilled in the West Pebble Island Prospect in Tyler County, Texas. Drilling in this prospect is scheduled to begin during the fourth quarter of 2000.



 CONTINGENCIES
     The Company's drilling and oil and gas exploration and production operations are subject to inherent risks, including blowouts, fire and explosions which could result in personal injury or death, suspended drilling operations, damage to or destruction of equipment, damage to producing formations and pollution or other environmental hazards. As a protection against these hazards, the Company maintains general liability insurance coverage of approximately $5 million limited to $1 million per occurrence. The Company believes it is adequately insured for public liability and property damage to others with respect to its operations. However, such insurance may not be sufficient to protect the Company against liability for all consequences of well disasters, extensive fire damage, or damage to the environment. The Company has never been fined or incurred liability for pollution or other environmental damage in connection with its operations.

 6.  STOCKHOLDERS' EQUITY
     --------------------

     The Company is authorized to issue two classes of stock that are designated, respectively, common and preferred stock. As of June 30, 2000, the Company was authorized to issue 25,000,000 shares of stock, 20,000,000 being designated as common stock and 5,000,000 shares designated as preferred stock.

 COMMON STOCK
     The Company was organized in November, 1994, as a Nevada corporation under the name of Gem Source, Incorporated (Gem Source) with an initial issuance of 1,000,000 shares of Common Stock with a par value of $0.001 per share. In 1995, Gem Source had an offering of 1,633,000 shares under Rule 504, an exemption under Regulation D from full registration with the SEC to bring the total outstanding shares of common stock to 2,633,000.

                             BLUE RIDGE ENERGY, INC.
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                                  JUNE 30, 2000

     In connection with the sale of the Company's Series D. Preferred Stock, the Company issued one Series D Warrant, for the purchase of one share of the Company's Common Stock, with each share of Series D Preferred Stock sold. As of June 30, 2000 and December 31, 1999, there were 696,600 and 636,950 Series D Warrants issued and outstanding, respectively, 1,000 shares of which had been exercised in June, 2000.

    As of June 30, 2000, BR Group owned warrants to purchase 4,000,000 shares of the Company's common stock at $0.05 per share. These warrants expire March 31, 2003.

    The Company has issued, or agreed to issue, several series of Warrants to purchase the Company's Common Stock, at terms expiring from 2001 through 2004 and prices ranging from $1.00 to $3.00, in connection with the sale of units in some of its limited partnerships and with the acquisition of some proved oil and gas properties. As of June 30, 2000 and December 31, 1999, there were 2,978,131 such Common Warrants outstanding, respectively.

 SERIES D PREFERRED STOCK
     During 1998, the Company authorized the issuance and sale of 1,000,000 shares of Series D Preferred Stock ("Series D Stock") which has a par value of $0.001 per share at $5.00 per share. The Series D Stock bears a 12% per annum dividend payable monthly. In addition, the Company will issue one Common Stock Warrant exercisable to purchase one share of the Company's Common Stock for $1.00 with each share of Series D Stock sold. Each share of the Series D Stock shall be converted automatically into one (1) share of Common Stock effective when a registration statement for the Common Stock is filed with the SEC or two years from issuance, whichever occurs first.

     In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series D Stock shall be entitled to receive, prior and in preference to any distribution of any assets or surplus funds of the Company, the amount of $5.00 per share plus all unpaid dividends on such share of each share of Series D Stock then held by the shareholder. At June 30, 2000 and December 31, 1999 there were 697,600 and 636,950 shares of Series D Stock issued and outstanding, respectively.



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



 EXHIBIT
 NUMBER                         DESCRIPTION

 (3)(i)  Articles of Incorporation of Blue Ridge Energy, Inc.
 (3)(ii) Bylaws of Blue Ridge Energy, Inc.
 10.1 Turnkey drilling contract - Blue Ridge Energy Production Fund dated August 1, 1996
 10.2 Turnkey drilling contract - Smackover/Woodbine I Joint Venture dated October 1, 1996
 10.3    Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
         Ridge Group, Inc. dated October 1, 1996
 10.4    Turnkey drilling contract - Paluxy Joint Venture, Ltd. dated
         February 24, 1997
 10.5    Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
         Ridge Group, Inc. dated February 24, 1997
 10.6    Turnkey drilling contract - Home Stake Joint Venture Ltd.
         dated May 21, 1997
 10.7    Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
         Ridge Group, Inc. dated May 21, 1997
 10.8    Turnkey drilling contract - Sherman/Moore #1 Joint Venture,
         Ltd. dated September 26, 1997
 10.9    Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
         Ridge Group, Inc. dated September 26, 1997
 10.10   Turnkey drilling contract - Phillips/Blue Ridge Joint Venture
         #1, Ltd. dated February 10, 1998
 10.11   Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
         Ridge Group, Inc. dated February 10, 1998)Tj
 10.12   Turnkey drilling contract - 1998 Year End Drilling Programs,
         Ltd. dated December 1, 1998)Tj
 10.13   Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
         Ridge Group, Inc. dated December 1, 1998
 10.14   Turnkey drilling contract - Harlan County Limited Partnership,
         Ltd. dated March 4, 1999)Tj
 10.15   Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
         Ridge Group, Inc. dated March 4, 1999
 10.16   Turnkey drilling contract - Cumberland Gap 10 Limited
         Partnership, Ltd. dated April 13, 1999
 10.17   Turnkey drilling contract - Blue Ridge Energy, Inc. and Blue
         Ridge Group, Inc. dated April 13, 1999
 10.18 Purchase contract for Ingersoll-Rand RD-20 drilling rig - from Noland Company dated February 6, 1998
 10.19   Bill of Sale of Ingersoll-Rand T-4 drilling rig - Blue Ridge
         Group, Inc. to Blue Ridge Energy, Inc. dated June 30, 1999
 10.20   Promissory Note for $126,000 from Blue Ridge Energy, Inc. to
         Blue Ridge Group, Inc. dated June 30, 1996
 10.21 Letter agreement and line of credit for $1,500,000 between Blue Ridge Group, Inc. and Blue Ridge Energy, Inc. for the acquisition by Energy of a 75% W.I. in 50 oil & gas wells in Appalachian Basin dated August 31, 1998

 10.22 Management Services contract between Blue Ridge Energy, Inc. and Blue Ridge Group dated September 30, 1996
 10.23 Common Stock Purchases Warrant between Blue Ridge Energy, Inc. and Blue Ridge Group for purchase of 2,000,000 shares of Blue Ridge Energy, Inc. common stock - dated June 30, 1996
 10.24 Common Stock Purchase Warrant between Blue Ridge Energy, Inc. and Blue Ridge Group, Inc. for purchase of 5,000,000 of Blue Ridge Energy, Inc.
 10.39 Limited Partnership Agreement of Home Stake Joint Venture, Ltd. BR Energy's other limited partnership agreements are substantially similar in contents to the Homestake Joint Venture.
 11      Computation of per share earnings - included in Part F/S
 13 Quarterly report on Form 10-QSB for the period ended September 30, 1999. Incorporated by reference to part F/S of the Form 10-SB, previously filed on November 10, 1999
 27.1    Financial Data Schedule
 27.2    Financial Data Schedule
 27.3    Financial Data Schedule
 27.4    Financial Data Schedule
EXHIBITS PREVIOUSLY FILED WITH AMENDMENT NUMBER 2



                                   SIGNATURES

 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                                              Blue Ridge Energy, Inc. Registrant





 Date: December 21, 2000                 By: /s/ JAMES T. COOK, JR.
                                         ---------------------------------------
                                         James T. Cook, Jr.
                                         Director, Senior Vice President-Finance
                                         and Chief Financial Officer








                                      F-41